Exhibit 2.2

Appendix A

AGREEMENT AND PLAN OF MERGER

By and Between

CENTURYCOMMERCIAL BANCORP, INC.

CENTURY BANK

and

LIBERTY BANK, N.A.

Dated as of

November 27, 2007

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4.1	Corporate Organization	17
4.2	Capitalization	17
4.3	Authority; No Violation	18
4.4	Consents and Approvals	18
4.5	Financial Statements	19
4.6	Broker’s Fees; Fairness Opinion	19
4.7	Absence of Certain Changes or Events	19
4.8	Legal Proceedings	19
4.9	Reports	19
4.10	Material Interests of Certain Persons	19
4.11	Absence of Undisclosed Liabilities	20
4.12	Compliance with Applicable Laws and Reporting Requirements	20
4.13	Taxes and Tax Returns	20
4.14	Employee Benefit Plans	22
4.15	Regulatory Capitalization	23
4.16	Seller Contracts	23
4.17	Property and Leases	23
4.18	Investment Securities	23
4.19	Derivative Transactions	24
4.20	Insurance	24
4.21	Environmental Liability	24
4.22	Takeover Laws and Provisions	24
4.23	Intellectual Property	24
4.24	Transactions with Affiliates	24
4.25	Loan Portfolio	25
4.26	Seller Information	25
4.27	Reorganization	25

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		25
5.1	Conduct of Businesses Prior to the Effective Time	25
5.2	Buyer and Seller Forbearances	25
5.3	Control of the Seller’s Business	28
5.4	Communications and Notices	28
5.5	Certain Tax Matters	28

ARTICLE VI ADDITIONAL AGREEMENTS		29
6.1	Seller Shareholders Meeting; Regulatory Matters	29
6.2	No Solicitation	30
6.3	Access to Information	32
6.4	Legal Conditions to Merger	32
6.5	Registration Statement	32
6.6	Director, Employment and Benefit Matters	33
6.7	Directors’ and Officers’ Indemnification and Insurance	35
6.8	Additional Agreements	36
6.9	Advice of Changes	36
6.10	Current Information	37
6.11	Participation in Certain Actions and Proceedings	37
6.12	Organization of Holding Company	37

ARTICLE VII CONDITIONS PRECEDENT		37
7.1	Conditions to Each Party’s Obligations To Effect the Merger	37
7.2	Conditions to the Obligations of the Buyer	38
7.3	Conditions to the Obligations of the Seller	39

ARTICLE VIII TERMINATION, AMENDMENT AND WAIVER		39
8.1	Termination	39

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8.2	Effect of Termination	40
8.3	Amendment	41
8.4	Extension; Waiver	41

ARTICLE IX MISCELLANEOUS		41
9.1	Nonsurvival of Representations, Warranties and Agreements	41
9.2	Expenses	42
9.3	Notices	42
9.4	Interpretation	43
9.5	Counterparts	43
9.6	Entire Agreement	43
9.7	Governing Law	43
9.8	Severability	43
9.9	Assignment; Reliance of Other Parties	43
9.10	Specific Performance	43
9.11	Definitions	43

SCHEDULES

Buyer Disclosure Schedule

Section 3.1(d)
Section 3.12(a)
Section 3.18(c)
Section 3.19(a)
Section 3.19(f)
Section 3.19(g)
Section 3.20
Section 3.23
Section 3.27
Section 3.28(a)
Section 3.28(b)
Section 6.6(d)

Seller Disclosure Schedule
Section 4.1(d)
Section 4.2(a)
Section 4.3(b)
Section 4.6(a)
Section 4.7
Section 4.13(c)
Section 4.13(e)
Section 4.14(a)
Section 4.14(f)
Section 4.14(g)(iii)
Section 4.14(i)
Section 4.16
Section 4.18
Section 4.20
Section 4.21
Section 4.24
Section 4.25(b)
Schedule 6.6(d)

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AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER (the “Agreement”), dated as of November 27, 2007, by and between Century Bank, a federally chartered thrift institution (the “Buyer”), Century Commercial Bancorp, Inc., a Maryland corporation, and LIBERTY BANK, N.A., a national banking association (the “Seller”). The capitalized terms used in this Agreement, unless otherwise defined herein, are defined in Section 9.11.

WHEREAS, the board of directors of Buyer has or will adopt a plan of conversion to convert its charter from a federal mutual thrift institution to a federal stock thrift institution to be wholly owned by Century Commercial Bancorp, Inc., a to be formed Maryland corporation (the “Holding Company”), (the “Conversion”);

WHEREAS, Buyer will cause the Holding Company to be formed, the board of directors of Holding Company to approve this Agreement and will cause the Holding Company to become a party to this Agreement;

WHEREAS, the boards of directors of the Buyer and the Seller have determined that it is in the best interests of their respective members and shareholders to consummate a business combination between the Holding Company, Buyer and Seller, and have adopted and approved this Agreement and approved the business combination transactions provided for herein, in which, subject to the terms and conditions set forth herein, Seller will merge with and into the Buyer (the “Merger”);

WHEREAS, the parties intend that (i) the Merger shall constitute a “reorganization” within the meaning of Section 368(a)(1)(A) of the Internal Revenue Code of 1986, as amended (the “Code”) by virtue of the provisions of Section 368(a)(2)(D) of the Code, (ii) this Agreement shall constitute a plan of reorganization for purposes of Sections 354 and 361 of the Code and (iii) that each of Buyer, Seller and Holding Company shall be a “party to a reorganization” as defined in Section 368(b) of the Code;

WHEREAS, also concurrently with the execution and delivery of this Agreement, as a condition and inducement to the Buyer’s willingness to enter into this Agreement, the Buyer and each member of the Seller’s board of directors and certain executive officers of the Seller are entering into shareholder voting agreements dated as of the date hereof (the “Shareholder Voting Agreements” and certain letters relating to Rule 145 of the Securities Act of 1933, as amended, dated as of the date hereof (the “Affiliate Letters”); and

WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and to prescribe certain conditions to the Merger;

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger. Subject to the terms and conditions of this Agreement and in accordance with federal law and regulation, after completion of the Conversion, at the Effective Time the Seller shall merge with and into the Buyer. The Buyer shall be the surviving corporation (the “Surviving Corporation”) in the Merger, and shall continue its corporate existence under the laws of the United States.

1.2 Alternative Transaction Structures. The parties agree that the Holding Company and the Buyer may change the method of effecting the business combination with the Seller, and the Seller shall use reasonable best efforts to cooperate with respect thereto, including, without limitation, by entering into an appropriate amendment to this Agreement (to the extent such amendment only changes the method of effecting the business combination and does not substantively affect the rights and obligations of the parties or their respective shareholders hereunder); provided, however, that any actions taken pursuant to this Section 1.2 shall not (a) alter or change the kind or amount of consideration to be issued to holders of shares of common stock, $10.00 par value per share, of the Seller (“Seller Common Stock”) or the treatment of the Seller Options, (b) reasonably be expected to prevent, impede or delay receipt of any Requisite Regulatory Approval or the consummation of the transactions contemplated hereby, or (c) otherwise cause any closing condition not to be capable of being fulfilled (unless duly waived by the party or parties entitled to the benefits thereof).

1.3 Effective Time. The Merger shall become effective at the time and on the date agreed to by the parties following receipt of any Requisite Regulatory Approvals, any member approvals, any shareholder approvals and any applicable regulatory waiting periods. The term “Effective Time” shall be the date and time when the Merger becomes effective and shall take place immediately following the Conversion.

1.4 Closing. The closing of the Merger (the “Closing”) will take place at 9:00 a.m. Cleveland time on a date (the “Closing Date”) and at the offices of Silver, Freedman & Taff, L.L.P. in Washington, D.C., which shall be immediately following completion of the Conversion, unless otherwise determined by mutual agreement of the parties.

1.5 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth herein and in the applicable provisions of federal law.

1.6 Charter and Bylaws. The Charter of the Buyer as a stock company, as in effect immediately prior to the Effective Time, shall be the Charter of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law. The Bylaws of the Buyer as a stock company, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation, until thereafter amended as provided therein and in accordance with applicable law.

1.7 Bank Board and Officer Representation. At the Effective Time, the board of directors of the Surviving Corporation shall consist of seven members selected by Buyer (including Volodymyr Bazarko and Jeffrey J. Calabrese) and six members selected by Seller (including William A. Valerian and Richard C. Ebner). William A. Valerian will become Vice Chairman and Volodymyr Bazarko will become Chairman of the board of directors. Jeffrey J. Calabrese will become President and CEO of the Surviving Corporation and Richard C. Ebner will become COO and CFO of the Surviving Corporation.

1.8 Holding Company Board and Officer Representation. At the Effective Time, the board of directors of the Holding Company shall consist of seven members selected by the Holding Company (including Volodymyr Bazarko and Jeffrey J. Calabrese) and six members selected by Seller (including William A. Valerian and Richard C. Ebner). Volodymyr Bazarko will become Vice Chairman and William A. Valerian will become Chairman of the board of directors. William A. Valerian will become CEO of the Holding Company and Jeffrey J. Calabrese will become President and COO of the Holding Company. Richard C. Ebner will become CFO of the Holding Company. Upon his eventual retirement as CEO of the Holding Company, it is the intention of the parties that William A. Valerian remain as Chairman of the board of directors and that Jeffrey J. Calabrese become President and CEO of the Holding Company.

ARTICLE II

EFFECT OF THE MERGER ON THE SELLER CAPITAL STOCK; MERGER CONSIDERATION;

ELECTION AND EXCHANGE PROCEDURES

2.1 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of the Holding Company, the Buyer, the Seller or any shareholder of the Seller:

(a) Each share of common stock, par value $0.01 per share, of Holding Company (“Holding

Company Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger. Each share of common stock, par value $0.01 per share, of Buyer (“Buyer Common Stock”) that is issued and outstanding immediately prior to the Effective Time shall remain outstanding following the Effective Time and shall be unchanged by the Merger.

(b) Each share of Seller Common Stock held as Treasury Stock (as defined in Section 9.11) immediately prior to the Effective Time shall be cancelled and retired at the Effective Time without any conversion thereof, and no payment shall be made with respect thereto.

(c) Each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time (other than Treasury Stock, Exception Shares and Dissenting Shares) shall become and be converted into, as provided in and subject to the limitations set forth in this Agreement, the right to receive at the election of the holder thereof as provided in Section 2.1(f) either: (i) $45.00 in cash (the “Cash Consideration”); or (ii) 4.50 shares, as adjusted pursuant to Section 2.4 (the “Exchange Ratio”) of Holding Company Common Stock (the “Stock Consideration”). The Cash Consideration and the Stock Consideration are sometimes referred to herein collectively as the “Consideration.”

(d) Cancellation of Old Shares. Each Exception Share shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each share of Seller Common Stock issued and outstanding immediately prior to the Effective Time, other than Exception Shares and Dissenting Shares, is hereinafter defined as an “Old Share.” Old Shares shall cease to be outstanding, shall be canceled and retired and shall cease to exist, and each holder of a certificate (an “Old Certificate”) formerly representing Old Shares shall thereafter cease to have any rights with respect to such shares, except the right to receive, without interest, upon exchange of such Old Certificate in accordance with Section 2.3, the Consideration and cash in lieu of fractional shares of Holding Company Common Stock in accordance with Section 2.1(c) and 2.2. “Exception Shares” means shares of Seller Common Stock owned or held by Buyer or by the Seller, other than shares owned or held in a bona fide fiduciary or agency capacity (“Trust Account Shares”) or in satisfaction of a debt previously contracted in good faith (“DPC Shares”).

(e) Election. Subject to the allocation procedures set forth in Section 2.1(f), each record holder of Seller Common Stock will be entitled to (i) elect to receive the Cash Consideration for all or a portion of such holder’s shares (a “Cash Election”), (ii) elect to receive the Stock Consideration for all or a portion of such holder’s shares (a “Stock Election”), or (iii) make no election with respect to the receipt of the Cash Consideration or the Stock Consideration (a “Non-Election”); provided that, notwithstanding any other provision of this Agreement, fifty percent (50%) of the total number of shares of Seller Common Stock issued and outstanding immediately prior to the Effective Time, excluding any Treasury Stock (the “Stock Conversion Number”), shall be converted into the Stock Consideration and fifty percent (50%) of such shares of Seller Common Stock shall be converted into the Cash Consideration. Shares of Seller Common Stock as to which a Cash Election has been made are referred to herein as “Cash Election Shares.” Shares of Seller Common Stock as to which a Stock Election has been made are referred to herein as “Stock Election Shares.” Shares of Seller Common Stock as to which no election has been made (or as to which an Election Form is not properly completed and returned in a timely fashion to the Exchange Agent) are referred to herein as “Non-Election Shares.” The aggregate number of shares of Seller Common Stock with respect to which a Stock Election has been made is referred to herein as the “Stock Election Number.” All such elections (each, an “Election”) shall be made on a form designed for that purpose and agreed to by Holding Company, Buyer and Seller (an “Election Form”). The holder of certificates for shares of Seller Common Stock, representing shares acquired through the exercise of an “incentive stock option” that have been held for less than one year as of the Election Deadline (the “ISO Certificates”), may in his Election Form designate specific ISO Certificates for priority allocation of the Stock Consideration to which such holder is entitled to receive. The Election Form to be provided to stockholder-employees of Seller who are or were holders of Seller Options shall provide a place for the stockholder-employees to designate ISO Certificates for priority allocation of the Stock Consideration. Buyer, Holding Company and the Exchange Agent shall use reasonable best efforts to honor such priority allocation to the extent that the holder of such ISO Certificates is entitled to the Stock Consideration. Any shares of Seller Common Stock for which the record holder has not, as of the Election Deadline (as defined in Section 2.3 (b) below), properly submitted to the Exchange Agent a properly completed Election Form will be deemed Non-Election Shares. A record holder acting in different capacities or acting on behalf of other Persons in any way will be entitled to submit an Election Form for each capacity in which such record holder so acts with respect to each Person for which it so acts. The exchange agent (the “Exchange Agent”) will be a bank or trust company in the United States selected by Holding Company and Buyer and reasonably acceptable to Seller. In order to make a valid election, the properly completed Election Form must be accompanied by certificates of the shares of Seller Common Stock to which such Election Form relates or by an appropriate customary guarantee of delivery of such certificates, as set forth in such Election Form, from a member of any registered national securities exchange or a commercial bank or trust company in the United States (provided that such certificates are in fact delivered to the Exchange Agent by the time required in such guarantee of delivery; failure to deliver shares of Seller Common Stock covered by such a guarantee of delivery within the time set forth on such guarantee shall be deemed to invalidate any otherwise properly made Election, unless otherwise determined by Holding Company and Buyer, in their sole discretion). Notwithstanding anything contained herein to the contrary, each share of Seller Common Stock owned by a subsidiary of Holding Company or Buyer (in each case, other than Exception Shares) shall be converted in the Merger solely into Holding Company Common Stock.

(f) Allocation Procedures. The allocation among the holders of shares of Seller Common Stock of rights to receive the Stock Consideration or the Cash Consideration will be made as follows:

(i) If the Stock Election Number exceeds the Stock Conversion Number, then all Cash Election Shares and all Non-Election Shares shall be converted into the right to receive the Cash Consideration, and, subject to Section 2.2 hereof, each holder of Stock Election Shares will be entitled to receive the Stock Consideration in respect of that number of Stock Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Stock Election Shares held by such holder by (y) a fraction, the numerator of which is the Stock Conversion Number and the denominator of which is the Stock Election Number, with the remaining number of such holder’s Stock Election Shares being converted into the right to receive the Cash Consideration;

(ii) If the Stock Election Number is less than the Stock Conversion Number (the amount by which the Stock Conversion Number exceeds the Stock Election Number being referred to herein as the “Shortfall Number”), then all Stock Election Shares shall be converted into the right to receive the Stock Consideration and the Non-Election Shares and the Cash Election Shares shall be treated in the following manner:

(A) if the Shortfall Number is less than or equal to the number of Non-Election Shares, then all Cash Election Shares shall be converted into the right to receive the Cash Consideration and, subject to Section 2.2 hereof, each holder of Non-Election Shares shall receive the Stock Consideration in respect of that number of Non-Election Shares held by such holder equal to the product obtained by multiplying (x) the number of Non-Election Shares held by such holder by (y) a fraction, the numerator of which is the Shortfall Number and the denominator of which is the total number of Non-Election Shares, with the remaining number of such holder’s Non-Election Shares being converted into the right to receive the Cash Consideration; or

(B) if the Shortfall Number exceeds the number of Non-Election Shares, then all Non-Election Shares shall be converted into the right to receive the Stock Consideration, and, subject to Section 2.2 hereof, each holder of Cash Election Shares shall receive the Stock Consideration in respect of that number of Cash Election Shares equal to the product obtained by multiplying (x) the number of Cash Election Shares held by such holder by (y) a fraction, the numerator of which is the amount by which the Shortfall Number exceeds the total number of Non-Election Shares and the denominator of which is the total number of Cash Election Shares, with the remaining number of such holder’s Cash Election Shares being converted into the right to receive the Cash Consideration.

2.2 Fractional Shares. Notwithstanding any other provision of this Article II, no fractional shares of Holding Company Common Stock will be issued pursuant to the Merger. Instead, Buyer will pay or cause to be paid to the holder of any Old Shares that would, pursuant to Section 2.1, otherwise be entitled to receive fractional shares of Holding Company Common Stock an amount in cash, rounded to the nearest cent and without interest, equal to the product of the fraction of a share to which such holder would otherwise have been entitled multiplied by $10.00 (the “Fractional Share Price”), rounded to the nearest whole cent and subject to adjustment as set forth in Section 2.4.

2.3 Exchange of Old Certificates for New Certificates

(a) Exchange Agent. Until the sixth month anniversary of the Effective Time, Holding Company shall make available or cause to be made available to the Exchange Agent certificates (each, a “New Certificate”) representing the shares of Holding Company Common Stock (each, a “New Share”) and cash in amounts sufficient to allow the Exchange Agent to make all deliveries of New Certificates and payments that may be required in exchange for Old Certificates pursuant to this Article II. Upon such anniversary, any such New Certificates and cash remaining in the possession of the Exchange Agent (together with any dividends or earnings in respect thereof) shall be delivered to Holding Company. Any holder of Old Certificates who has not theretofore exchanged his or her Old Certificates for New Certificates and/or cash pursuant to this Article II shall thereafter be entitled to look exclusively to Holding Company, and only as a general creditor thereof in the case of cash, for the shares of Holding Company Common Stock and/or cash to which he or she may be entitled upon exchange of such Old Certificates pursuant to this Article II. Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any holder of Old Certificates for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

(b) Exchange Procedures. Within fifteen days following the mailing of the Proxy Statement/Prospectus for the Seller Shareholders Meeting, Buyer shall cause the Exchange Agent to mail or deliver to each Person who is a holder of record of Seller Common Stock an Election Form and a form of letter of transmittal in form reasonably satisfactory to Holding Company, Buyer and Seller containing instructions for use in effecting the surrender of Old Certificates in exchange for New Certificates and any payments pursuant to this Article II. To be effective, the Election Form must be properly completed, signed and actually received by the Exchange Agent not later than 5:00 p.m., Cleveland time, on the business day that is the fifth (5th) business day prior to the anticipated Effective Time or such other date agreed upon by the Parties (which date shall be specified in the Election Form ) (the “Election Deadline”) and accompanied by the Old Certificates as to which such Election Form is being made, duly endorsed in blank or otherwise in a form acceptable for transfer on the books of Seller (or accompanied by an appropriate guarantee of delivery by an eligible organization). The Exchange Agent shall make all computations contemplated by Section 2.1 hereof, and after consultation with Holding Company, Buyer and Seller, all such computations will be conclusive and binding on the parties hereto and on the former holders of Seller Common Stock absent manifest error. Any shares of Seller Common Stock for which the record holder has not, as of the Election Deadline, properly submitted to the Exchange Agent a properly completed Election Form will be deemed Non-Election Shares; provided, that the Exchange Agent shall, in its reasonable discretion, be permitted to waive immaterial defects in any completed Election Form. Any Election Form may be revoked, by the shareholder who submitted such Election Form to the Exchange Agent, only by written notice received by the Exchange Agent prior to the Election Deadline. In addition, all Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by Holding Company, Buyer and Seller that the Merger has been abandoned and in such case the Exchange Agent shall promptly return Old Certificates. Promptly after the Effective Time but not later than seven (7) business days after the date of the Effective Time in the case of holders who surrender Old Certificates by the Election Deadline, each holder who has surrendered to the Exchange Agent an Old Certificate for cancellation together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, shall be entitled to receive in exchange therefor a New Certificate representing the New Shares and/or a check in the amount to which such holder is entitled pursuant to this Article II, and the Old Certificate so surrendered shall forthwith be canceled. No interest will accrue or be paid with respect to any property to be delivered upon surrender of Old Certificates. If any New Certificate is to be issued, or cash payment made, in a name other than that in which the Old Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Person requesting such exchange shall pay any transfer or other taxes required by reason of the issuance of such New Certificate or the making of such cash payment in a name other than that of the registered holder of the Old Certificate surrendered, or shall establish to the satisfaction of Holding Company, Buyer and the Exchange Agent that any such taxes have been paid or are not applicable.

(c) Distributions with Respect to Unexchanged Shares. Notwithstanding any other provision of this Agreement, no dividends or other distributions in respect of New Shares with a record date on or after the date of the Effective Time shall be paid to any Person holding an Old Certificate until such Old Certificate has been surrendered for exchange as provided herein. Subject to the effect of applicable laws and the immediately preceding sentence, following surrender of any such Old Certificates, there shall be paid to the holder of the New Certificates issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date on or after the date of the Effective Time theretofore payable with respect to the New Shares represented thereby, as well as any dividends with respect to Seller Common Stock declared prior to the Effective time but unpaid.

(d) Transfers. At or after the Effective Time, there shall be no transfers on the stock transfer books of Seller of Old Shares.

(e) Lost, Stolen or Destroyed Certificates. If any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Old Certificate to be lost, stolen or destroyed and, if required by Holding Company or the Exchange Agent, the posting by such Person of a bond in such reasonable amount as Holding Company or the Exchange Agent may direct as indemnity against any claim that may be made against it with respect to such Old Certificate, Holding Company or the Exchange Agent shall, in exchange for such lost, stolen or destroyed Old Certificate, issue or cause to be issued a New Certificate and/or pay or cause to be paid the amounts, if any, deliverable in respect to the Old Shares formerly represented by such Old Certificate pursuant to this Article II.

(f) Certificates Surrendered after the Election Deadline. As promptly as practicable after the Effective Time, but not later than five (5) business days thereafter, with respect to Seller shareholders (i) whose addresses have been furnished to Holding Company or the Exchange Agent on or prior to the Effective Time and (ii) who did not surrender or improperly surrendered their Old Certificates to the Exchange Agent by the Election Deadline, Holding Company shall cause the Exchange Agent to send to each such shareholder transmittal materials (which shall specify that risk of loss and title to Old Certificates shall pass only upon acceptance of such Old Certificates by Holding Company or the Exchange Agent) for use in exchanging such shareholder’s Old Certificates for the Stock Consideration and/or the Cash Consideration, whichever is applicable. Upon proper delivery to the Exchange Agent of Old Certificates (or indemnity reasonably satisfactory to Holding Company and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such shareholder, the Exchange Agent shall promptly deliver to such shareholder the Stock Consideration and/or Cash Consideration applicable thereto, and if appropriate, a check for any cash in lieu of a fractional share interest. No interest will be paid with respect to any of the foregoing. Holding Company and the Exchange Agent shall be entitled to rely upon the stock transfer books of Seller to establish the identity of those Persons entitled to receive the Consideration, which books shall be conclusive with respect thereto. In the event of a dispute with respect to ownership of stock represented by any Old Certificate, Holding Company or the Exchange Agent shall be entitled to deposit any consideration in respect thereof in escrow with an independent third party and thereafter be relieved with respect to any claims thereto.

2.4 Adjustment of Consideration. In the event that, subsequent to the date of this Agreement but prior to the Effective Time, the shares of Holding Company Common Stock that are first offered for sale to members of Buyer and the general public are offered at a price other than $10.00 per share (the “Initial Public Offering Price”), then an appropriate and proportionate adjustment shall be made to the Exchange Ratio and the Fractional Share Price.

2.5 Shares of Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, any shares of Seller Common Stock that are issued and outstanding as of the Effective Time and that are held by a shareholder who has properly exercised his dissenter’s rights under 12 U.S.C. Section 214a (the “Dissenting Shares”) shall not be converted into the right to receive the Consideration unless and until the holder shall have failed to perfect, or shall have effectively withdrawn or lost, his right to dissent from the Merger, and shall receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to and subject to the requirements of 12 U.S.C. Section 214a and 12 CFR Section 5.33(g)(3)(iii)(B). If any such holder shall have so failed to perfect or have effectively withdrawn or lost such right, each share of such holder’s Seller Common Stock shall thereupon be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without any interest thereon, the Stock Consideration or the Cash Consideration, or a combination thereof, as determined by Holding Company and Buyer in their sole discretion. The Seller shall give Holding Company and Buyer (i) prompt notice of any notice or demands regarding dissatisfaction by any dissenting shareholder with the Merger Consideration or the commencement of any court action to determine the fair value of a dissenting shareholder’s shares of Seller Common Stock, and (ii) the opportunity to participate in and direct all negotiations and proceedings with respect to any such demands or notices. Seller shall not, without the prior written consent of Holding Company and Buyer, make any payment with respect to, or settle, offer to settle or otherwise negotiate, any such demands or court actions.

2.6 Withholding Rights. The Exchange Agent, Holding Company or Buyer, as applicable, shall be entitled to deduct and withhold from the Consideration such amounts as it is required to deduct and withhold under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by the Exchange Agent, Holding Company or Buyer, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller shareholder in respect to which such deduction and withholding was made by Buyer.

2.7 Seller Options. At the Effective Time, each outstanding option to purchase shares of Seller Common Stock, whether through the issuance of shares of Seller Common Stock or otherwise, granted under a Seller Equity Compensation Plan (each, a “Seller Option”), shall be cancelled and the Buyer shall pay each holder thereof at or promptly after the Effective Time (but in no event later than seven (7) business days after the Effective Time) for each such Seller Option cancelled an amount in cash (without interest) determined by multiplying (i) the excess, if any, of the Cash Consideration over the applicable exercise price of such Seller Option by (ii) the number of shares of Seller Common Stock subject to such Option immediately prior to the Effective Time. In connection therewith, at least ten (10) business days prior to the Election Deadline, the committee administering Seller Option plans shall determine to accelerate the vesting of all unvested options and Seller shall provide written notice to each holder of a then outstanding Seller Option (whether or not such Seller Option was then vested or exercisable), that (A) such Seller Option shall be, as at the date of such notice, exercisable in full, (B) such Seller Option shall terminate at the Effective Time and (C) if such Seller Option is not exercised prior to the Effective Time, such Seller Option shall be treated as set forth in the immediately preceding sentence.

2.8 Tax Treatment of Merger. Buyer, Holding Company and Seller intend that the Merger (i) will qualify as a tax-free reorganization under Section 368(a)(1)(A) of the Code by virtue of the provisions of Section 368(a)(2)(D) of the Code and (ii) shall not result in gain or loss to the extent provided in Sections 354, 356 and 361 of the Code. Buyer, Holding Company and Seller shall file all tax returns and reports consistent therewith.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer, except as set forth in the Buyer Disclosure Schedule, hereby represents and warrants to the Seller as follows:

3.1 Corporate Organization

(a) The Buyer is a federally chartered savings institution in mutual form and, as a result, has no authorized or outstanding capital stock. Upon consummation of the Conversion, Buyer will be a duly organized federal savings bank in stock form and will have authorized capital stock as set forth in its charter.

(b) The Buyer is duly organized and validly existing under the laws of the United States and has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The Buyer is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer. True and complete copies of the Charter and bylaws of the Buyer have previously been made available to the Seller. The Buyer is not in violation of any provision of its Charter or bylaws. The minute books of the Buyer made available to the Seller reflect in all material respects all corporate actions taken since January 1, 2005 by the Buyer’s board of directors (including committees of the Buyer’s board of directors).

(c) Each of Buyer’s Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Each of the Subsidiaries has all requisite power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. Each of the Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased, or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer.

(d) Except as set forth in Section 3.1(d) of the Buyer Disclosure Schedule, the Buyer has no Subsidiaries and no material Equity Investments (other than investments in such Subsidiaries).

(e) The Articles of Incorporation and bylaws or equivalent organizational documents of each of the Buyer’s Subsidiaries, copies of which have previously been made available to the Seller, are true, correct and complete copies of such documents as currently in effect and no amendments are pending to such documents. None of the Buyer’s Subsidiaries is in violation of any provision of its Articles of Incorporation, bylaws or equivalent organizational documents. The minute books of each of the Buyer’s Subsidiaries made available to the Seller contain in all material respects true and complete records of all meetings held and corporate actions taken since January 1, 2005 of its shareholders and board of directors (including committees of its board of directors).

3.2 Holding Company. At the Effective Time, the Holding Company will be duly organized, validly existing and in good standing under the laws of the State of Maryland and the MGCL, or such other state of incorporation and applicable statutes as Buyer, in consultation with Seller, shall determine. The Holding Company Common Stock to be issued in the Merger will be duly and validly reserved for issuance, and, when issued in accordance with the terms of this Agreement, will be validly issued, fully paid, non-assessable and free of any preemptive rights.

3.3 Authority; No Violation.

(a) The Buyer has, and following its organization the Holding Company will have, all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and, subject to receipt of all necessary governmental approvals and the approval of the Conversion by the members and the board of directors of Buyer, to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Buyer is and the Holding Company will be a party and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the unanimous vote of board of directors of the Buyer. No other corporate proceedings on the part of the Buyer are necessary or on the part of the Holding Company, will be necessary to consummate the Merger and the other transactions contemplated hereby and by the other Transaction Documents, except for the approval of the Conversion by the members of the board of directors of Buyer. Promptly following organization of the Holding Company and its execution of this Agreement pursuant to Section 6.12 hereof, the execution and delivery of this Agreement by the Holding Company and the consummation of the transaction contemplated hereby and by the other Transaction Documents will have been duly and validly authorized by all necessary corporate action on the part of the Holding Company. This Agreement and the other Transaction Documents to which the Buyer is a party or to which the Holding Company will become a party have been duly and validly executed and delivered by the Buyer and upon its execution of this Agreement, this Agreement and the other Transaction Documents to which the Holding Company will become a party will have been duly and validly executed and delivered by the Holding Company and (assuming due authorization, execution and delivery by the Seller and any other parties thereto), constitutes or will constitute the valid and binding obligations of the Holding Company and the Buyer, enforceable against the Holding Company and the Buyer in accordance with their respective terms, except as enforceability may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors’ rights generally or by equitable principles.

(b) Neither the execution and delivery of this Agreement or the other Transaction Documents to which the Buyer is a party or to which the Holding Company will become a party, nor the consummation by the Buyer or the Holding Company of the transactions contemplated hereby or thereby, will, assuming that all consents, authorizations, permits, waivers and approvals referred to in Section 3.3(b) of the Buyer Disclosure Schedule have been obtained and all registrations, declarations, filings, notifications, approvals and consents described in Section 3.4 have been made and/or obtained and any waiting periods thereunder have terminated or expired, (i) conflict with or violate any provision of the Holding Company’s or the Buyer’s Articles of Incorporation, Charter or bylaws, (ii) conflict with or violate any statute, law, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Holding Company or the Buyer or by which any property or asset of the Holding Company or the Buyer is bound or affected or (iii) result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give to others any right of termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a lien, security interest, charge or other encumbrance upon any of the properties or assets of the Holding Company or the Buyer pursuant to, any note, bond, mortgage, indenture, contract, deed of trust, license, lease, agreement or other instrument or obligation to which the Holding Company or the Buyer is a party as issuer, guarantor or obligor, or by which it or any of its properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, for any such conflicts, violations, breaches or defaults which would not, either individually or in the aggregate, reasonably be expected to (1) prevent or materially delay consummation of the Merger, (2) otherwise prevent or materially delay performance by the Holding Company or the Buyer of any of their material obligations under this Agreement or any of the other Transaction Documents or (3) have a Material Adverse Effect on the Buyer or the Holding Company.

3.4 Consents and Approvals. No consents, authorizations, waivers or approvals of, or filings or registrations with, or notifications to any Governmental Authority or with any third party are necessary in connection with (a) the execution and delivery by the Buyer of this Agreement or any other Transaction Document, (b) the execution by the Holding Company of this Agreement pursuant to Section 6.12 hereof, or (c) the consummation by the Holding Company or the Buyer of the Merger and the other transactions contemplated hereby or thereby, except (i) the filing of applications and notices with and the approvals of the OTS and the OCC under the Bank Merger Act; the filing and effectiveness of the Registration Statement with the SEC; compliance with applicable state securities or blue sky laws and the FINRA and NASDAQ requirements relating to the issuance of Holding Company Common Stock in connection with the Merger and the Conversion; the approval of the Conversion by the requisite vote of the members of the board of directors of Buyer; and review of the Merger by the DOJ under federal antitrust laws, and such other consents, authorizations, waivers, approvals, filings, notices and registrations the failure of which to obtain or make would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Holding Company or the Buyer, prevent or materially delay consummation of the Merger, prevent or materially delay performance by the Holding Company or the Buyer of any of their material obligations under this Agreement or any of the Transaction Documents and (ii) such consents, authorizations, waivers, approvals, filings, notices and registrations as are listed in Section 3.4 of the Buyer Disclosure Schedule. The Buyer has no knowledge of any fact or circumstance relating to the Buyer or its Subsidiaries that is reasonably likely to materially impede or delay receipt of any consents of Governmental Authorities.

3.5 Regulatory Reports. Since January 1, 2005, Buyer and the Buyer Subsidiaries have duly filed with the OTS and other applicable Governmental Authorities the reports required to be filed under applicable laws and regulations and such reports were in all material respects complete and accurate as filed or as the same may have been amended, and in compliance with the requirements of applicable laws and regulations.

3.6 Absence of Undisclosed Liabilities. As of December 31, 2006, Buyer and the Buyer Subsidiaries had no material liabilities of any nature, whether accrued, absolute, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others or liabilities for taxes due or then accrued or to become due), required to be reflected or disclosed in the balance sheet dated December 31, 2006 (or the notes thereto) included in the Buyer Financial Statements referred to in Section 3.7 that were not adequately reflected or reserved against on the Buyer Financial Statements. Buyer and the Buyer Subsidiaries have no material liabilities of any nature, whether accrued, absolute, contingent or otherwise of a type required to be reflected or disclosed in a balance sheet (or the notes thereto) prepared in accordance with GAAP, other than liabilities (i) adequately reflected or reserved against in the Buyer Financial Statements or notes thereto, (ii) incurred since December 31, 2006 in the ordinary course of business, or (iii) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer.

3.7 Financial Statements. The Buyer has made available to the Seller copies of the consolidated balance sheets of the Buyer and its Subsidiaries as of December 31, 2006 and December 31, 2005, and the related consolidated statements of income, changes in equity and cash flows for the fiscal years 2004 through 2006, inclusive, (the “Buyer Financial Statements”), accompanied by the audit report of Crowe Chizek and Company LLC, independent registered public accounting firm for the Buyer. The Buyer Financial Statements referred to herein (including the related notes, where applicable) present fairly, in all material respects, and the financial statements of Buyer prepared by Buyer after the date hereof will present fairly, in all material respects, the consolidated financial position and results of the consolidated operations and cash flows and changes in equity of the Buyer and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth; and each of such statements (including the related notes, where applicable) has been and will be prepared in accordance with GAAP, except as otherwise set forth in the notes thereto (subject, in the case of unaudited interim statements, to normal year-end adjustments and the absence of footnotes). The books and records of Buyer and its Subsidiaries have been, and are being, maintained in accordance with GAAP, to the extent applicable, and applicable legal and regulatory requirements.

3.8 Absence of Certain Changes or Events. Since December 31, 2006, the Buyer and each of Buyer’s Subsidiaries (a) have conducted their respective businesses in the ordinary course consistent with their past practices and (b) there has not been any change, circumstance or event which has had, or would reasonably be expected to have, a Material Adverse Effect on the Buyer.

3.9 Financing. The Buyer’s and the Holding Company’s ability to perform their obligations under this Agreement, including consummating the transactions contemplated by this Agreement on the terms contemplated hereby, is contingent upon the successful and timely completion of the Conversion.

3.10 Compliance with Applicable Laws and Reporting Requirements.

(a) The Buyer and its Subsidiaries hold all material permits, licenses, variances, authorizations, exemptions, orders, registrations and approvals of all Governmental Authorities which are required for the operation of their respective businesses (the “Permits”). The Buyer and each of its Subsidiaries is in compliance with the terms of the Permits and all applicable laws and regulations, except where the failure so to hold or comply, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on the Buyer. The businesses of the Buyer and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Authority except for possible violations which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on the Buyer.

(b) Buyer and its Subsidiaries are (i) in compliance with their respective governing documents, (ii) in compliance with all applicable laws, ordinances, orders, rules and regulations of Governmental Authorities (including any regulatory capital requirements, truth-in-lending, fair lending, usury, fair credit reporting, consumer protection, securities, municipal securities, safety, health, environmental, zoning, anti-discrimination, antitrust, labor, and wage and hour laws, ordinances, orders, rules and regulations), except where failure to be in compliance would not have a Material Adverse Effect on Buyer, (iii) in compliance with all orders, writs, injunctions and decrees of any court, and (iv) in compliance with all orders, licenses and demands of Governmental Authorities. Neither Buyer nor any of its Subsidiaries has received any notice or communication from any Governmental Authority asserting that Buyer or any of its Subsidiaries is not in compliance with any of the foregoing. Neither Buyer nor any of its Subsidiaries has been subject to any regulatory or supervisory cease and desist order, assistance agreement, other agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to thrift institutions issued by applicable Governmental Authorities) and has not received any written communication requesting that it enter into any of the foregoing. Neither Buyer nor any of its Subsidiaries has been advised by any Governmental Authority that such Governmental Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(c) To the knowledge of Buyer, no investigation or review by any Governmental Authority with respect to Buyer or any of its Subsidiaries is pending or threatened, nor has any Governmental Authority indicated to Buyer or any of its Subsidiaries an intention to conduct the same, other than normal or routine regulatory examinations.

(d) Buyer has a CRA rating of “satisfactory” or better. Buyer has its deposits insured by the FDIC in accordance with the FDIA to the fullest extent permitted by law. Buyer is not obligated to make any payments for past due premiums and assessments. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of Buyer, threatened.

3.11 Regulatory Capitalization. The Buyer is “well capitalized,” and after the consummation of the Conversion and the Merger will continue to be “well capitalized,” as such term is defined in the rules and regulations promulgated by the OTS.

3.12 Broker’s Fees; Fairness Opinion.

(a) Except as set forth in Section 3.12(a) of the Buyer Disclosure Schedule, neither the Buyer nor any of its officers, directors, employees, Affiliates or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement, except for fees incurred for legal, accounting and other professional fees payable in connection with the Merger, the Conversion and the other transactions contemplated hereby. The Buyer will be responsible for the payment of all such fees.

(b) The Buyer has received the opinion of RP Financial, Inc. to the effect that, as of the date hereof, the Consideration to be paid by the Buyer pursuant to the Merger is fair from a financial point of view to the Buyer, and such opinion has not been amended or rescinded and remains in full force and effect as of the date of this Agreement.

3.13 Legal Proceedings. Except as set forth in Section 3.13 of the Buyer Disclosure Schedule, there is no suit, action or proceeding pending, or to the knowledge of Buyer, threatened against or affecting Buyer or its Subsidiaries (and Buyer is not aware of the basis for any such suit, action, or proceeding) that, individually or in the aggregate, involves monetary relief in excess of $50,000 or any claim for equitable relief.

3.14 Buyer Information. None of the information supplied or to be supplied by Holding Company or Buyer specifically for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Seller Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement is made, not misleading.

3.15 Reorganization. Buyer and its Affiliates have not taken or agreed to take any action, have not failed to take any action and do not know of any fact, agreement, plan or other circumstance, in each case that would or could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.16 Derivative Transactions. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer, all Derivative Transactions (defined below) entered into by the Buyer or any of its Subsidiaries were entered into in accordance with applicable rules, regulations and policies of any Governmental Authority, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Buyer and its Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risks of such Derivative Transactions. The Buyer and each of its Subsidiaries have duly performed all of their obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and, to the Buyer’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder. The Buyer and its Subsidiaries have adopted policies and procedures consistent with the publications of Governmental Authorities with respect to their derivatives program. “Derivative Transactions” means any swap transaction, option, warrant, forward purchase or forward sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including collateralized mortgage obligations or other similar instruments or any debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

3.17 Material Interests of Certain Persons. Since December 31, 2006, all transactions in which any of the senior executive officers or directors of Buyer or any of its Subsidiaries or members of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such senior executive officers or directors (collectively, “Buyer Insiders”), directly or indirectly, either individually or through any corporation, limited liability company, partnership, association or other entity, has borrowed from, loaned to, supplied or provided goods to, purchased assets from, sold assets to, or done business in any manner with, Buyer or any of its Subsidiaries are in compliance with applicable laws, rules and regulations. No Buyer Insider has any direct or indirect interest in any property, assets, business or right which is owned, leased, held or used by Buyer or any of its Subsidiaries or in any liability, obligation or indebtedness of Buyer or any of its Subsidiaries, except for deposits of Buyer.

3.18 Taxes and Tax Returns.

(a) Each of Buyer and its Subsidiaries has filed all Tax Returns that it was required to file under applicable laws and regulations. All such Tax Returns were correct and complete in all respects and were prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by any of Buyer and its Subsidiaries (whether or not shown on any Tax Return) have been paid. Neither Buyer nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where any of Buyer and its Subsidiaries does not file any Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of Buyer or any of its Subsidiaries.

(b) Each of Buyer and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, depositor, shareholder, or other third party. Each of Buyer and its Subsidiaries has timely and properly taken such actions in response to and in compliance with notices from the IRS in respect of information reporting and backup and nonresident withholding as are required by law.

(c) Neither Buyer nor any director or officer (or employee responsible for Tax matters) of any of Buyer and its Subsidiaries knows of any pending claim by any authority to assess any additional Taxes for any period for which Tax Returns have been filed. No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to Buyer or any of its Subsidiaries. Neither Buyer nor any of its Subsidiaries has received from any foreign, federal, state, or local taxing authority (including jurisdictions where Buyer or its Subsidiaries have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against Buyer or any of its Subsidiaries. Section 3.18(c) of the Buyer Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to any of Buyer and its Subsidiaries for taxable periods ended on or after December 31, 2003, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Buyer has delivered to Seller correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by any of Buyer and its Subsidiaries filed or received since December 31, 2003.

(d) Neither Buyer nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is currently in effect.

(e) Except as set forth in Section 3.18(e) of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Tax law). Each of Buyer and its Subsidiaries has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. Neither Buyer nor any of its Subsidiaries is a party to a “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b). Neither Buyer nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement, other than such an agreement exclusively between or among Holding Company, Buyer and its Subsidiaries. Neither Holding Company, Buyer nor any of their Subsidiaries (A) has been a member of an “affiliated group” (within the meaning of Code Section 1504(a)) filing a consolidated federal income Tax Return (other than an affiliated group of which Holding Company or Buyer is or was the common parent) or (B) has any liability for the Taxes of any Person (other than any of Holding Company, Buyer and their Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(f) The unpaid Taxes of Buyer and its Subsidiaries (i) did not, as of December 31, 2006, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Buyer Financial Statements (rather than in any notes thereto) and (ii) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past practice of Buyer and its Subsidiaries in filing their Tax Returns. Since the date of the Buyer Financial Statements, neither Buyer nor any of its Subsidiaries has incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

3.19 Employee Benefit Plans.

(a) Except as set forth in Section 3.19(a) of the Buyer Disclosure Schedule, neither the Buyer nor any of its Subsidiaries has maintained or currently maintains, has provided or currently provides benefits under, or has contributed or currently contributes (or has been or is obligated to contribute) to, any “employee pension benefit plan” (the “Buyer Pension Plans”), as such term is defined in Section 3(2) of ERISA, “employee welfare benefit plan” (the “Buyer Benefit Plans”), as such term is defined in Section 3(1) of ERISA, stock option plan, restricted stock plan, stock purchase plan, deferred compensation plan, other employee benefit plan for employees of the Buyer or any of its Subsidiaries, or any other plan, program or arrangement of the same or similar nature that provides benefits to non-employee directors of the Buyer or any of its Subsidiaries (collectively, the “Buyer Other Plans” and, together with the Buyer Pension Plans and the Buyer Benefit Plans, the “Buyer Plans”).

(b) The Buyer has made available to the Seller complete and accurate copies of each of the following with respect to each of the Buyer Plans: (i) plan document and any amendment thereto; (ii) trust agreement or insurance contract (including any fiduciary liability policy or fidelity bond), if any; (iii) most recent IRS determination letter, if any; (iv) the three (3) most recent actuarial reports, if any; (v) the three (3) most recent annual reports on Form 5500; and (vi) summary plan description.

(c) Each Buyer Plan has been and is administered in compliance with its terms in all material respects and has been and is in compliance in all material respects with, to the extent applicable, the provisions of ERISA (including, but not limited to, the funding, fiduciary and prohibited transactions provisions thereof), the Code and all other applicable laws.

(d) Each Buyer Pension Plan which is intended to be a qualified plan within the meaning of Code Section 401(a) has received a favorable determination letter from the IRS that such plan meets the requirements of Code Section 401(a) and that the trust associated with such Buyer Pension Plan is tax exempt under Code Section 501(a), and, to the knowledge of the Buyer, no fact or circumstance exists which would adversely affect the qualified status of any such plan.

(e) The Buyer has made or provided for all contributions to the Buyer Pension Plans required thereunder.

(f) Except as set forth in Section 3.19(f) of the Buyer Disclosure Schedule, neither the Buyer nor any of its Subsidiaries is a party to or maintains any contract or other arrangement with any employee or group of employees that provides for any kind of severance payments, stock or stock-equivalent payments or post-employment benefits.

(g) Neither the Buyer nor any of its Subsidiaries (i) has ever maintained any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, (ii) has ever maintained any plan subject to Title IV of ERISA, or (iii) except as provided in Section 3.19(g)(iii) of the Buyer Disclosure Schedule is obligated to provide healthcare or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or state health continuation laws).

(h) No lawsuits, governmental administrative proceedings, claims (other than routine claims for benefits) or complaints to, or by, any Person or Governmental Authority have been filed, are pending, or to the knowledge of the Buyer, threatened with respect to any Buyer Plan. There is no material correspondence between the Buyer or any of its Subsidiaries and any Governmental Authority related to any other Buyer Plan concerning any matter that would reasonably be expected to result in any material liability to the Buyer, the Seller or any Buyer Plan.

(i) Except as set forth in Section 3.19(i) of the Buyer Disclosure Schedule, neither Buyer nor any of its Subsidiaries makes, is obligated to make or promises to make payments under a nonqualified deferred compensation plan, as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder (the “409A Plans”). Each 409A Plan complies or will comply prior to the Closing Date, in all material respects, in both form and operation with the requirements of Section 409A of the Code and the guidance thereunder. No payment to be made under any 409A Plan is, or to the knowledge of Buyer will be, subject to the penalties of Section 409A(a)(1) of the Code.

(j) Neither the Buyer nor any of its Subsidiaries has any further financial obligation to any employee, director, former employee or former director with respect to any long-term care insurance or similar benefit.

3.20 Buyer Contracts. Except as set forth in Section 3.20 of the Buyer Disclosure Schedule, neither the Buyer nor any of its Subsidiaries is a party to or is bound by any contract, arrangement, commitment or understanding (i) with respect to the employment of any directors or executive officers, or with any consultants that are natural persons, involving the payment of $50,000 or more per annum, (ii) which is a Material Contract, (iii) which expressly limits the ability of the Buyer or any of its Subsidiaries to compete in any line of business, in any geographic area or with any Person, or which requires referrals of business or requires the Buyer or any of its Subsidiaries to make available investment opportunities to any Person on a priority, equal or exclusive basis, and in each case which limitation or requirement would reasonably be expected to be material to the Buyer and its Subsidiaries taken as a whole, (iv) with or to a labor union or guild (other than deposit and loan agreements but including any collective bargaining agreement), (v) in the case of a Buyer Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the other Transaction Documents, or the value of any of the benefits which will be calculated on the basis of any of the transactions contemplated by this Agreement, or (vi) which would prohibit or materially delay the consummation of any of the transactions contemplated by this Agreement or the other Transaction Documents. The Buyer has previously made available to the Seller complete and accurate copies of each contract, arrangement, commitment or understanding of the type described in this Section 3.20

(collectively referred to herein as the “Buyer Contracts”). All of the Buyer Contracts are valid and in full force and effect, except to the extent they have previously expired or expire in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Buyer. Neither the Buyer nor any of its Subsidiaries has, and to the knowledge of the Buyer, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of, any Buyer Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on the Buyer.

3.21 Property and Leases. Except as would not reasonably be expected to have a Material Adverse Effect on the Buyer, the Buyer or one of its Subsidiaries:

(a) has good and marketable title to all the properties and assets reflected in the Buyer Financial Statements as being owned by the Buyer or one of its Subsidiaries or acquired after the date thereof, free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever, except (i) those reflected or disclosed in the Buyer Financial Statements or notes thereto, (ii) statutory liens securing payments not yet due, (iii) liens on assets of Buyer incurred in the ordinary course of its banking business and (iv) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and

(b) is the lessee of all leasehold estates reflected in the Buyer Financial Statements or notes thereto or acquired after the date thereof and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Buyer’s knowledge, the lessor.

3.22 Investment Securities. Except for pledges to secure public and trust deposits, Federal Reserve and Federal Home Loan Bank borrowings, repurchase agreements and reverse repurchase agreements entered into in arm’s-length transactions pursuant to normal commercial terms and conditions and other pledges required by law, none of the investments reflected in the Buyer Financial Statements, and none of the material investments made by the Buyer or any of its Subsidiaries since December 31, 2006, is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

3.23 Insurance. The Buyer and Buyer Subsidiaries have in full force and effect the insurance policies with respect to their business, properties and assets (including errors and omissions liability insurance and all bonds required by ERISA and by any contract to which the Buyer or any of the Buyer Subsidiaries is a party), and such policies are listed in Section 3.23 of the Buyer Disclosure Schedule. Neither the Buyer nor any of the Buyer Subsidiaries is in material default under any such insurance policy. Immediately after the Closing Date, each such insurance policy or equivalent policies will be in full force and effect.

3.24 Environmental Liability. Except as set forth in Section 3.24 of the Buyer Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on the Buyer or any of the Buyer Subsidiaries of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against the Buyer or any of the Buyer Subsidiaries. To the knowledge of the Buyer, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Buyer. Neither the Buyer nor any of the Buyer Subsidiaries is subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Authority or third party imposing any liability or obligation with respect to the foregoing.

3.25 Takeover Laws and Provisions. This Agreement and the transactions contemplated hereby are either exempt from or not subject to the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations applicable to Buyer. Neither the Charter nor Bylaws of Buyer contain any anti-takeover provisions.

3.26 Intellectual Property. The Buyer and its Subsidiaries own or have a valid license to use all trademarks, service marks and trade names (including any registrations or applications for registration of any of the foregoing) (collectively, the “Buyer Intellectual Property”) necessary to carry on their business substantially as currently conducted, except where such failures to own or validly license such Buyer Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Buyer. Neither the Buyer nor any such Subsidiary has received any notice of infringement of or conflict with, and to the Buyer’s knowledge, there are no infringements of or conflicts with, the rights of others with respect to the use of any Buyer Intellectual Property that individually or in the aggregate, in either such case, would reasonably be expected to have a Material Adverse Effect on the Buyer.

3.27 Transactions with Affiliates. Except as provided in Section 3.27 of the Buyer Disclosure Schedule, there are no outstanding amounts payable to or receivable from, or advances by the Buyer or any of its Subsidiaries to, and neither the Buyer nor any of its Subsidiaries is otherwise a creditor or debtor to, any shareholder, director, employee or Affiliate of the Buyer or any of its Subsidiaries, other than (a) loans made by Buyer in compliance with the FRB’s Regulation O or (b) as part of the normal and customary terms of such Person’s employment or service as a director with the Buyer or any of its Subsidiaries. Neither the Buyer nor any of its Subsidiaries is a party to any transaction or agreement with any of its respective Affiliates, directors or executive officers or any material transaction or agreement with any employee other than executive officers.

3.28 Loan Portfolio.

(a) Except as would not reasonably be expected to have a Material Adverse Effect on the Buyer, all of the written or oral loan agreements, notes or borrowing arrangements (including, without limitation, leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) originated, sold or held currently and at the Effective Time by the Buyer or any of its Subsidiaries, and any other Loans purchased and held currently and at the Effective Time by the Buyer or any of its Subsidiaries, were, and prior to the Effective Time will be, solicited, originated and exist in material compliance with all applicable loan policies and procedures of the Buyer or such Subsidiaries. The information (including electronic information and information contained on tapes and computer disks) with respect to all Loans of the Buyer and its Subsidiaries furnished to the Seller by the Buyer is, as of the respective dates indicated therein, true and complete in all material respects; provided, however, that such information may exclude such information as would identify the name and address or other similar personal information of any customer of the Buyer or any of the Buyer Subsidiaries. To the knowledge of the Buyer, all Loans originated, directly or through third parties, have been originated in material compliance with all federal, state and local laws, including, without limitation, RESPA.

(b) Section 3.28(b) of the Buyer Disclosure Schedule sets forth (i) the aggregate outstanding principal amount, as of December 31, 2006 and September 30, 2007, of all Loans, other than non-accrual Loans, (ii) the aggregate outstanding principal amount, as of December 31, 2006 and September 30, 2007, of all non-accrual Loans and assets classified as OREO, (iii) a summary of Loans that were designated as “special mention”, “substandard”, “doubtful”, “loss” or words of similar import (“Criticized Assets”) as of December 31, 2006 and September 30, 2007, by category of Loan (e.g., commercial and consumer), together with the aggregate principal amount of such Loans by category and (iv) each asset of the Buyer that, as of December 31, 2006 and September 30, 2007, is classified.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE SELLER

The Seller, except as set forth in the Seller Disclosure Schedule, represents and warrants to the Buyer as follows:

4.1 Corporate Organization.

(a) The Seller is a national bank duly organized, validly existing and in good standing under the laws of the United States.

(b) The Seller has all requisite corporate power and authority to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted. The Seller is duly licensed or qualified to do business and is in corporate good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned, leased or operated by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified and in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller. True and complete copies of the Charter and bylaws of the Seller have previously been made available to the Buyer. The Seller is not in violation of any provision of its Charter or bylaws. The minute books of the Seller made available to the Buyer reflect in all material respects all corporate actions taken since January 1, 2005 by the Seller’s shareholders and board of directors (including committees of the Seller’s board of directors).

(c) Seller has no Subsidiaries.

(d) Except as set forth in Section 4.1(d) of the Seller Disclosure Schedule, the Seller has no material Equity Investments.

4.2 Capitalization.

(a) The authorized capital stock of the Seller consists of 1,500,000 shares of Seller Common Stock and no shares of preferred stock. As of the date hereof, there are: (i) 686,852 shares of Seller Common Stock issued, (ii) 685,852 shares of Seller Common Stock outstanding, and (iii) 1,000 shares of Treasury Stock held by the Seller. In addition, as of the date hereof, there are 179,287 shares of Seller Common Stock reserved for issuance upon exercise of outstanding Seller Options. The Seller has no shares of Seller Common Stock reserved for issuance other than as described above. All issued and outstanding shares of Seller Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof except as required by law. Except for the Seller Stock Option Plans (which include director and employee stock options), the Seller does not have and is not bound by any outstanding subscriptions, options, warrants, calls, commitments, rights agreements or agreements of any character calling for the Seller to issue, deliver or sell, or cause to be issued, delivered or sold any shares of Seller Common Stock or any other equity security of the Seller or any securities convertible into, exchangeable for or representing the right to subscribe for, purchase or otherwise receive any shares of Seller Common Stock or any other equity security of the Seller or obligating the Seller to grant, extend or enter into any such subscriptions, options, warrants, calls, commitments, rights agreements or any other similar agreements. There are no outstanding contractual obligations of the Seller to repurchase, redeem or otherwise acquire any shares of capital stock of, or other equity interests in the Seller. Section 4.2(a) of the Seller Disclosure Schedule, as of the date hereof, sets forth (i) the name of each holder of a Seller Option, (ii) the date each Seller Option was granted, (iii) the number of shares of Seller Common Stock subject to each such Seller Option, (iv) the expiration date of each such Seller Option, and (v) the price at which each such Seller Option may be exercised. There are no shares of Seller Common Stock outstanding which are subject to vesting over time or upon the satisfaction of any condition precedent, or which are otherwise subject to any right or obligation of repurchase or redemption on the part of the Seller.

(b) The Seller has its deposits insured by the FDIC in accordance with the FDIA to the fullest extent permitted by law. The Seller is not obligated to make any payments for past due premiums and assessments. No proceedings for the revocation or termination of such deposit insurance are pending or, to the knowledge of the Seller, threatened.

4.3 Authority; No Violation.

(a) The Seller has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other Transaction Documents to which the Seller is a party, and the consummation of the transactions contemplated hereby and thereby have been duly and validly adopted and approved by the unanimous vote of the board of directors of the Seller. The board of directors of the Seller has directed that this Agreement and the transactions contemplated hereby, including the Merger, be submitted to the shareholders of the Seller for adoption and approval at a meeting of such shareholders and, except for the adoption and approval of this Agreement and the Merger by the Seller’s shareholders, no other corporate proceedings on the part of the Seller are necessary to consummate the Merger and the other transactions contemplated hereby and by the other Transaction Documents. This Agreement and the other Transaction Documents to which Seller is a party have been duly and validly executed and delivered by the Seller and (assuming due authorization, execution and delivery by the Buyer, the Holding Company and any other parties thereto) constitute the valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, expect as enforceability may be restricted, limited or delayed by applicable bankruptcy or other laws affecting creditors’ rights generally or by equitable principles.

(b) Neither the execution and delivery of this Agreement or the other Transaction Documents to which the Seller is a party nor the consummation by the Seller of the transactions contemplated hereby or thereby, will, assuming that all consents, authorizations, permits, waivers and approvals referred to in Section 4.3(a) above and in Section 4.3(b) of the Seller Disclosure Schedule have been obtained and all registrations, declarations, filings and notifications, approvals and consents described in Section 4.4 have been made and/or obtained and any waiting periods thereunder have terminated or expired, (i) conflict with or violate any provision of the Seller’s Charter, bylaws, or any shareholders’ agreement (to the extent any such agreement is then in full force and effect), (ii) conflict with or violate any statute, law, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to the Seller or by which any property or asset of the Seller is bound or affected or (iii) result in any breach of or any loss of any benefit under, or constitute a change of control or default (or an event which, with notice or lapse of time, or both, would constitute a default) under, or give to others any right of termination, vesting (except as provided in this Agreement for the Seller Options and except as provided in Seller’s Stock Option Plans and Employment Agreements with Seller), amendment, acceleration or cancellation of, or result in the creation of a lien, security interest, charge or other encumbrance upon any of the properties or assets of the Seller pursuant to, any note, bond, mortgage, indenture, contract, deed of trust, license, lease, agreement or other instrument or obligation to which the Seller is a party as issuer, guarantor or obligor, or by which it or any of its respective properties or assets may be bound or affected, except, with respect to (ii) and (iii) above, for any such conflicts, violations, breaches or defaults which would not, either individually or in the aggregate, reasonably be expected to (1) prevent or materially delay consummation of the Merger, (2) otherwise prevent or materially delay performance by the Seller of any of its material obligations under this Agreement or any of the other Transaction Documents, or (3) have a Material Adverse Effect on the Seller.

4.4 Consents and Approvals. No consents, authorizations, waivers or approvals of, or filings or registrations with, or notifications to any Governmental Authority or with any third party are necessary in connection with (a) the execution and delivery by the Seller of this Agreement or any other Transaction Document, or (b) the consummation by the Seller of the Merger and the other transactions contemplated hereby or thereby, except approval and notice to the OCC, approval of the Merger by the requisite vote of the shareholders of Seller and such other consents, authorizations, waivers, approvals, filings, notices and registrations the failure of which to obtain or make would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller, prevent or materially delay consummation of the Merger, prevent or materially delay performance by the Seller of any of its material obligations under this Agreement or any of the other Transaction Documents. The affirmative vote (the “Requisite Affirmative Vote”) of holders of a majority of the outstanding shares of Seller Common Stock entitled to vote, is the only vote of the holders of any shares or series of capital stock or other securities of the Seller necessary to adopt this Agreement and approve the Merger. The Seller has no knowledge of any fact or circumstance relating to the Seller that is reasonably likely to materially impede or delay receipt of any consents of Governmental Authorities.

4.5 Financial Statements. The Seller has made available to the Buyer copies of the audited consolidated balance sheets of the Seller as of December 31 for the fiscal years 2005 and 2006, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the fiscal years 2004 through 2006, inclusive, (the “Seller Financial Statements”) accompanied by the audit report of Hausser + Taylor LLC, independent registered public accounting firm for the Seller. The Seller Financial Statements referred to herein (including the related notes, where applicable) present fairly, in all material respects, and the financial statements of Seller prepared by Seller after the date hereof will present fairly, in all material respects, the consolidated financial position and results of the consolidated operations and cash flows and changes in shareholders’ equity of the Seller for the respective fiscal periods or as of the respective dates therein set forth; and each of such statements (including the related notes, where applicable) has been and will be prepared in accordance with GAAP, except as otherwise set forth in the notes thereto (subject, in the case of unaudited interim statements, to normal year-end adjustments and the absence of footnotes). The books and records of the Seller have been, and are being, maintained in accordance with GAAP, to the extent applicable, and applicable legal and regulatory requirements.

4.6 Broker’s Fees; Fairness Opinion.

(a) Except as set forth in Section 4.6(a) of the Seller Disclosure Schedule, neither the Seller nor any of its officers, directors, employees, Affiliates or agents has employed any broker, finder or financial advisor or incurred any liability for any fees or commissions in connection with any of the transactions contemplated by this Agreement, except for fees and commissions incurred for legal, accounting and other professional fees payable in connection with the Merger and the other transactions contemplated hereby. The Seller will be responsible for the payment of all such fees.

(b) The Seller has received the opinion of Stifel, Nicolaus & Company, Incorporated to the effect that, as of the date hereof, the Consideration to be received by the shareholders of the Seller pursuant to the Merger is fair from a financial point of view to such shareholders, and such opinion has not been amended or rescinded and remains in full force and effect as of the date of this Agreement.

4.7 Absence of Certain Changes or Events. Except as set forth in Section 4.7 of the Seller Disclosure Schedule, since December 31, 2006, the Seller (a) has conducted its business in the ordinary course consistent with its past practices and (b) there has not been any change, circumstance or event which has had, or would reasonably be expected to have, a Material Adverse Effect on the Seller.

4.8 Legal Proceedings. There is no suit, action or proceeding pending, or to the knowledge of Seller, threatened against or affecting Seller (and Seller is not aware of the basis for any such suit, action, or proceeding) that, individually or in the aggregate, involves monetary relief in excess of $50,000 or any claim for equitable relief.

4.9 Reports.

(a) Seller is not required to file any forms, reports or documents with the SEC.

(b) Since January 1, 2005, the Seller has duly filed with the OCC and other applicable Governmental Authorities the reports required to be filed under applicable laws and regulations and such reports were in all material respects complete and accurate as filed or as the same may have been amended, and in compliance with the requirements of applicable laws and regulations.

4.10 Material Interests of Certain Persons. Since December 31, 2006, all transactions in which any of the senior executive officers or directors of Seller or member of the “immediate family” or “related interests” (as such terms are defined in Regulation O) of any such senior executive officers or directors (collectively, “Seller Insiders”), directly or indirectly, either individually or through any corporation, limited liability company, partnership, association or other entity, has borrowed from, loaned to, supplied or provided goods to, purchased assets from, sold assets to, or done business in any manner with, Seller are in compliance with applicable laws, rules and regulations. No Seller Insider has any direct or indirect interest in any property, assets, business or right which is owned, leased, held or used by Seller or in any liability, obligation or indebtedness of Seller, except for deposits of Seller.

4.11 Absence of Undisclosed Liabilities. As of December 31, 2006, Seller had no material liabilities of any nature, whether accrued, absolute, contingent or otherwise (including, without limitation, liabilities as guarantor or otherwise with respect to obligations of others or liabilities for taxes due or then accrued or to become due), required to be reflected or disclosed in the Seller Financial Statements that were not adequately reflected or reserved against therein. Seller has no material liabilities of any nature, whether accrued, absolute, contingent or otherwise of a type required to be reflected or disclosed in a balance sheet (or the notes thereto) prepared in accordance with GAAP, other than liabilities (i) adequately reflected or reserved against in the Seller Financial Statements or notes thereto, (ii) incurred since December 31, 2006 in the ordinary course of business, or (iii) that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller.

4.12 Compliance with Applicable Laws and Reporting Requirements.

(a) The Seller holds all material Permits which are required for the operation of its businesses and the Seller is in compliance with the terms of the Permits and all applicable laws and regulations, except where the failure so to hold or comply, individually or in the aggregate, has not had or would not reasonably be expected to have a Material Adverse Effect on the Seller. The business of the Seller is not being conducted in violation of any law, ordinance or regulation of any Governmental Authority, except for possible violations which, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on the Seller. To the knowledge of Seller, no investigation by any Governmental Authority with respect to the Seller is pending or threatened.

(b) Seller is (i) in compliance with their respective governing documents, (ii) in compliance with all applicable laws, ordinances, orders, rules and regulations of Governmental Authorities (including any regulatory capital requirements, truth-in-lending, fair lending, usury, fair credit reporting, consumer protection, securities, municipal securities, safety, health, environmental, zoning, anti-discrimination, antitrust, labor, and wage and hour laws, ordinances, orders, rules and regulations), except where failure to be in compliance would not have a Material Adverse Effect on Seller, (iii) in compliance with all orders, writs, injunctions and decrees of any court, and (iv) in compliance with all orders, licenses and demands of Governmental Authorities. Seller has not received any notice or communication from any Governmental Authority asserting that Seller is not in compliance with any of the foregoing. Seller is not subject to any regulatory or supervisory cease and desist order, assistance agreement, other agreement, written directive, memorandum of understanding or written commitment (other than those of general applicability to national banks issued by applicable Regulatory Authorities) and has not received any written communication requesting that it enter into any of the foregoing. Seller has not been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

(c) To the Knowledge of Seller, no investigation or review by any Governmental Authority with respect to the Seller is pending or threatened, nor has any Governmental Authority indicated to the Seller an intention to conduct the same, other than normal or routine regulatory examinations.

(d) Seller has a CRA rating of “satisfactory” or better.

4.13 Taxes and Tax Returns.

(a) The Seller has filed all Tax Returns that it was required to file under applicable laws and regulations. All such Tax Returns were correct and complete in all respects and were prepared in substantial compliance with all applicable laws and regulations. All Taxes due and owing by the Seller (whether or not shown on any Tax Return) have been paid. The Seller is not currently the beneficiary of any extension of time within which to file any Tax Return. No claim has ever been made by an authority in a jurisdiction where the Seller does not file any Tax Returns that it is or may be subject to taxation by that jurisdiction. There are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Seller.

(b) The Seller has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, depositor, shareholder, or other third party. The Seller has timely and properly taken such actions in response to and in compliance with notices from the IRS in respect of information reporting and backup and nonresident withholding as are required by law.

(c) Neither Seller nor any director or officer (or employee responsible for Tax matters) of the Seller knows of any pending claim by any authority to assess any additional Taxes for any period for which Tax Returns have been filed. No foreign, federal, state, or local tax audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Seller. The Seller has not received from any foreign, federal, state, or local taxing authority (including jurisdictions where Seller or its Subsidiaries have not filed Tax Returns) any (i) notice indicating an intent to open an audit or other review, (ii) request for information related to Tax matters, or (iii) notice of deficiency or proposed adjustment for any amount of Tax proposed, asserted, or assessed by any taxing authority against the Seller. Section 4.13(c) of the Seller Disclosure Schedule lists all federal, state, local, and foreign income Tax Returns filed with respect to the Seller for taxable periods ended on or after December 31, 2003, indicates those Tax Returns that have been audited, and indicates those Tax Returns that currently are the subject of audit. The Seller has delivered to Buyer correct and complete copies of all federal income Tax Returns, examination reports, and statements of deficiencies assessed against or agreed to by the Seller filed or received since December 31, 2003.

(d) The Seller has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency which waiver or extension is currently in effect.

(e) Except as set forth in Section 4.13(e) of the Seller Disclosure Schedule, Seller is not a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Code Section 280G (or any corresponding provision of state, local or foreign Tax law). The Seller has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Code Section 6662. The Seller is not a party to a “reportable transaction” as defined in Treasury Regulations Section 1.6011-4(b). The Seller is not a party to or bound by any Tax allocation or sharing agreement. The Seller (A) has not been a member of an “affiliated group” (within the meaning of Code Section 1504(a)) filing a consolidated federal income Tax Return (other than an affiliated group of which Seller is or was the common parent or (B) has any liability for the Taxes of any Person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, by contract, or otherwise.

(f) Prior to the Effective Time and as promptly as practicable after the date hereof, the Seller will provide to the Buyer as of September 30, 2007, the basis of Seller in its assets. There are no net operating losses, net capital losses, unused investment or other credits, unused foreign taxes, or excess charitable contributions allocable to Seller.

(g) The unpaid Taxes of Seller (A) did not, as of December 31, 2006, exceed the reserve for Tax liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the Seller Financial Statements (rather than in any notes thereto) and (B) do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past practice of Seller in filing its Tax Returns. Since the date of the Seller Financial Statements, the Seller has incurred no liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(h) Other than as a result of an act of Buyer or any of its Subsidiaries, Seller (including Buyer and its Affiliates as successors thereto) will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (A) change in method of accounting for a taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law); (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount received on or prior to the Closing Date.

4.14 Employee Benefit Plans.

(a) Except as set forth in Section 4.14(a) of the Seller Disclosure Schedule, the Seller has not maintained or currently does not maintain, has not provided or does not currently provide benefits under, or has not contributed or currently does not contribute (or has not been or is not obligated to contribute) to, any “employee pension benefit plan” (the “Seller Pension Plans”), as such term is defined in Section 3(2) of ERISA, “employee welfare benefit plan” (the “Seller Benefit Plans”), as such term is defined in Section 3(1) of ERISA, stock option plan, restricted stock plan, stock purchase plan, deferred compensation plan, other employee benefit plan for employees of the Seller, or any other plan, program or arrangement of the same or similar nature that provides benefits to non-employee directors of the Seller (collectively, the “Seller Other Plans” and, together with the Seller Pension Plans and the Seller Benefit Plans, the “Seller Plans”).

(b) The Seller has made available to the Buyer complete and accurate copies of each of the following with respect to each of the Seller Plans: (i) plan document and any amendment thereto; (ii) trust agreement or insurance contract (including any fiduciary liability policy or fidelity bond), if any; (iii) most recent IRS determination letter, if any; (iv) the three (3) most recent actuarial reports, if any; (v) the three (3) most recent annual reports on Form 5500; and (vi) summary plan description.

(c) Each Seller Plan has been and is administered in compliance with its terms in all material respects and has been and is in compliance in all material respects with, to the extent applicable, the provisions of ERISA (including, but not limited to, the funding, fiduciary and prohibited transactions provisions thereof), the Code and all other applicable laws.

(d) Each Seller Pension Plan which is intended to be a qualified plan within the meaning of Code Section 401(a) has received a favorable determination letter from the IRS that such plan meets the requirements of Code Section 401(a) and that the trust associated with such Seller Pension Plan is tax exempt under Code Section 501(a), and, to the knowledge of the Seller, no fact or circumstance exists which would adversely affect the qualified status of any such plan.

(e) The Seller has made or provided for all contributions to the Seller Pension Plans required thereunder.

(f) Except as set forth in Section 4.14(f) of the Seller Disclosure Schedule, the Seller is not a party to or maintains any contract or other arrangement with any employee or group of employees that provides for any kind of severance payments, stock or stock-equivalent payments or post-employment benefits.

(g) The Seller (i) has never maintained any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA, (ii) has never maintained any plan subject to Title IV of ERISA, or (iii) except as provided in Section 4.14(g)(iii) of the Seller Disclosure Schedule is not obligated to provide healthcare or any other non-pension benefits to any employees after their employment is terminated (other than as required by Part 6 of Subtitle B of Title I of ERISA or state health continuation laws).

(h) No lawsuits, governmental administrative proceedings, claims (other than routine claims for benefits) or complaints to, or by, any Person or Governmental Authority have been filed, are pending, or to the knowledge of the Seller, threatened with respect to any Seller Plan. There is no material correspondence between the Seller and any Governmental Authority related to any other Seller Plan concerning any matter that would reasonably be expected to result in any material liability to the Buyer, the Seller or any Seller Plan.

(i) Except as set forth in Section 4.14(i) of the Seller Disclosure Schedule, the Seller is not obligated to make or promises to make payments under a nonqualified deferred compensation plan, as such term is defined under Section 409A(d)(1) of the Code and the guidance thereunder (the “409A Plans”). Each 409A Plan complies or will comply prior to the Closing Date, in all material respects, in both form and operation with the requirements of Section 409A of the Code and the guidance thereunder. No payment to be made under any 409A Plan is, or to the knowledge of Seller will be, subject to the penalties of Section 409A(a)(1) of the Code.

(j) The Seller has no further financial obligations to any employee, director, former employee or former director with respect to any long-term care insurance or similar benefit.

4.15 Regulatory Capitalization. The Seller is “well capitalized” as such term is defined in the rules and regulations promulgated by the OCC.

4.16 Seller Contracts. Except as set forth in Section 4.16 of the Seller Disclosure Schedule, the Seller is not a party to or is not bound by any contract, arrangement, commitment or understanding (i) with respect to the employment of any directors or executive officers, or with any consultants that are natural persons, involving the payment of $50,000 or more per annum, (ii) which is a Material Contract, (iii) which expressly limits the ability of the Seller to compete in any line of business, in any geographic area or with any Person, or which requires referrals of business or requires the Seller to make available investment opportunities to any Person on a priority, equal or exclusive basis, and in each case which limitation or requirement would reasonably be expected to be material to the Seller taken as a whole, (iv) with or to a labor union or guild (other than deposit and loan agreements but including any collective bargaining agreement), (v) in the case of a Seller Benefit Plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the other Transaction Documents, or the value of any of the benefits which will be calculated on the basis of any of the transactions contemplated by this Agreement, or (vi) which would prohibit or materially delay the consummation of any of the transactions contemplated by this Agreement or the other Transaction Documents. The Seller has previously made available to the Buyer complete and accurate copies of each contract, arrangement, commitment or understanding of the type described in this Section 4.16 (collectively referred to herein as the “Seller Contracts”). All of the Seller Contracts are valid and in full force and effect, except to the extent they have previously expired or expire in accordance with their terms or if the failure to be in full force and effect, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on the Seller. The Seller has not, and to the knowledge of the Seller, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of, any Seller Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a Material Adverse Effect on the Seller.

4.17 Property and Leases. Except as would not reasonably be expected to have a Material Adverse Effect on the Seller:

(a) has good and marketable title to all the properties and assets reflected in the Seller Financial Statements as being owned by the Seller or acquired after the date thereof, free and clear of all claims, liens, charges, security interests or encumbrances of any nature whatsoever, except (i) those reflected or disclosed in the Seller Financial Statements or notes thereto, (ii) statutory liens securing payments not yet due, (iii) liens on assets of Seller incurred in the ordinary course of its banking business and (iv) such imperfections or irregularities of title, claims, liens, charges, security interests or encumbrances as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties, and

(b) is the lessee of all leasehold estates reflected in the Seller Financial Statements or notes thereto or acquired after the date thereof and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the Seller’s knowledge, the lessor.

4.18 Investment Securities. Except as set forth in Section 4.18 of Seller’s Disclosure Schedule, and except for pledges to secure public and trust deposits, Federal Reserve and Federal Home Loan Bank borrowings, repurchase agreements and reverse repurchase agreements entered into in arm’s-length transactions pursuant to normal commercial terms and conditions and other pledges required by law, none of the investments reflected in the Seller Financial Statements, and none of the material investments made by the Seller since December 31, 2006, is subject to any restriction (contractual, statutory or otherwise) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

4.19 Derivative Transactions. Seller is not a party to, and has not entered into any Derivative Transactions. For the avoidance of doubt, the term “Derivative Transactions” shall not include any Seller Options.

4.20 Insurance. The Seller has in full force and effect the insurance policies with respect to its business, properties and assets (including errors and omissions liability insurance and all bonds required by ERISA and by any contract to which the Seller is a party), and such policies are listed in Section 4.20 of the Seller Disclosure Schedule. The Seller is not in material default under any such insurance policy. Immediately after the Closing Date, each such insurance policy or equivalent policies will be in full force and effect.

4.21 Environmental Liability. Except as set forth in Section 4.21 of the Seller Disclosure Schedule, there are no legal, administrative, arbitral or other proceedings, claims, actions, causes of action, private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that are reasonably likely to result in the imposition, on the Seller of any liability or obligation arising under common law or under any local, state or federal environmental statute, regulation or ordinance including the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, pending or threatened against the Seller. To the knowledge of the Seller, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on the Seller. The Seller is not subject to any agreement, order, judgment, decree, letter or memorandum by or with any Governmental Authority or third party imposing any liability or obligation with respect to the foregoing.

4.22 Takeover Laws and Provisions. Seller has taken all actions required to be taken by it in order to exempt this Agreement and the transactions contemplated hereby from, and this Agreement and the transactions contemplated hereby are exempt from, the requirements of any “moratorium”, “control share”, “fair price”, “affiliate transaction”, “business combination” or other anti-takeover laws and regulations of any state. Seller has taken all action required to be taken by it in order to make this Agreement and the transactions contemplated hereby comply with, and this Agreement, and the transactions contemplated hereby comply with, the requirements of any Articles, Sections or provisions of Seller’s Charter and bylaws concerning “business combinations”, “fair price”, “voting requirements”, “constituency requirements” or other related provisions.

4.23 Intellectual Property. The Seller owns or has a valid license to use all trademarks, service marks and trade names (including any registrations or applications for registration of any of the foregoing) (collectively, the “Seller Intellectual Property”) necessary to carry on its business substantially as currently conducted, except where such failures to own or validly license such Seller Intellectual Property would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on the Seller. The Seller has not received any notice of infringement of or conflict with, and to the Seller’s knowledge, there are no infringements of or conflicts with, the rights of others with respect to the use of any Seller Intellectual Property that individually or in the aggregate, in either such case, would reasonably be expected to have a Material Adverse Effect on the Seller.

4.24 Transactions with Affiliates. Except as provided in Section 4.24 of the Seller Disclosure Schedule, there are no outstanding amounts payable to or receivable from, or advances by the Seller to, and the Seller is not otherwise a creditor or debtor to, any shareholder, director, employee or Affiliate of the Seller, other than (1) loans made by Seller in compliance with the FRB’s Regulation O or (2) as part of the normal and customary terms of such Persons’ employment or service as a director with the Seller. The Seller is not a party to any transaction or agreement with any of its respective Affiliates, shareholders, directors or executive officers or any material transaction or agreement with any employee other than executive officers.

4.25 Loan Portfolio.

(a) Except as would not reasonably be expected to have a Material Adverse Effect on the Seller, all of the written or oral Loans originated, sold or held currently and at the Effective Time by the Seller, and any other Loans purchased and held currently and at the Effective Time by the Seller, were, and prior to the Effective Time will be, solicited, originated and exist in material compliance with all applicable loan policies and procedures of the Seller. The information (including electronic information and information contained on tapes and computer disks) with respect to all loans of the Seller furnished to the Buyer by the Seller is, as of the respective dates indicated therein, true and complete in all material respects; provided, however, that such information may exclude such information as would identify the name and address or other similar personal information of any customer of the Seller. To the knowledge of the Seller, all loans originated, directly or through third parties, have been originated in material compliance with all federal, state and local laws, including, without limitation, RESPA.

(b) Section 4.25(b) of the Seller Disclosure Schedule sets forth (i) the aggregate outstanding principal amount, as of December 31, 2006 and September 30, 2007, of all Loans, other than non-accrual Loans, (ii) the aggregate outstanding principal amount, as of December 31, 2006 and September 30, 2007, of all non-accrual Loans and assets classified as OREO, (iii) a summary of Loans that were designated as Criticized Assets as of December 31, 2006 and September 30, 2007, by category of Loan (e.g., commercial and consumer), together with the aggregate principal amount of such Loans by category and (iv) each asset of the Seller that, as of December 31, 2006 and September 30, 2007, is classified.

4.26 Seller Information. None of the information supplied or to be supplied by Seller for inclusion in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement/Prospectus and any amendment or supplement thereto will, at the date of mailing to shareholders and at the time of the Seller Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement is made, not misleading.

4.27 Reorganization. Seller and its Affiliates have not taken or agreed to take any action, have not failed to take any action and do not know of any fact, agreement, plan or other circumstance, in each case that would or could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS

5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or by any of the other Transaction Documents, the Buyer and Seller shall, and the Buyer shall cause its Subsidiaries to: (a) conduct its business in the usual, regular and ordinary course consistent with past practice; (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships and retain the services of its key officers and key employees; and (c) take no action which would have a Material Adverse Effect or materially delay the ability of the Buyer or Seller to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or any of the other Transaction Documents.

5.2 Buyer and Seller Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or the Conversion, as set forth in the respective Buyer Disclosure Schedule or Seller Disclosure Schedule, or with the prior written consent of the Buyer or Seller, as applicable (which consent shall not be unreasonably withheld or delayed):

(a) Indebtedness. The Buyer or Seller shall not, nor shall the Buyer permit any of its Subsidiaries to, issue any debt securities or otherwise incur, create or assume any indebtedness for borrowed money or modify any of the terms of such outstanding indebtedness, issue warrants or rights to acquire any long-term debt securities, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, other than the creation of deposit liabilities, Federal Home Loan Bank borrowings, purchases of federal funds or sales of certificates of deposit in the ordinary course of business and consistent with past practice.

(b) Changes in Stock. The Seller shall not (i) adjust, split, combine or reclassify any shares of its capital stock or issue any other securities in respect of, in lieu of, or in substitution for shares of its capital stock, (ii) make, declare or pay any dividend or make any other distribution on its capital stock, whether payable in cash, stock, property or otherwise, other than cash dividends paid in the ordinary course of business, consistent with past practice, not to exceed $0.10 per quarter, (iii) directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into (whether currently convertible or only convertible after the passage of time or the occurrence of certain events) or exchangeable for any shares of its capital stock except Trust Account Shares or DPC Shares in the ordinary course of business and consistent with past practices, or (iv) grant any individual, corporation or other entity any right to acquire any shares of its capital stock. Notwithstanding the foregoing, the Seller shall be entitled to accept shares of Seller Common Stock as payment of the exercise price of stock options or for withholding taxes incurred in connection with the exercise of Seller Options, in accordance with past practice and the terms of the applicable award agreements.

(c) Issuance of Securities. The Seller shall not issue, sell, pledge or encumber any additional shares of capital stock or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, except the issuance of capital stock upon the exercise of Seller Options that are outstanding on the date hereof, and issuances by a wholly-owned subsidiary of a party of its capital stock to its parent or to another wholly-owned subsidiary of a party.

(d) Dispositions. Other than in the ordinary course of business, consistent with past practice, the Buyer or Seller shall not, nor shall the Buyer permit any of its Subsidiaries to, sell, transfer, lease, assign, mortgage, encumber or otherwise dispose of or agree to sell, transfer, lease, assign, mortgage, encumber or otherwise dispose of any of its properties or assets to any individual, corporation or other entity other than a direct or indirect wholly-owned Subsidiary (so long as no resulting internal reorganization or consolidation involving existing Subsidiaries would present a material risk to or any material delay in the receipt of all Requisite Regulatory Approvals) or cancel, release or assign any indebtedness to any such Person or any claims held by any such Person, except in each case, contemplated by contracts or agreements in force as of the date of this Agreement.

(e) Investments and Acquisitions. The Buyer or Seller shall not, nor shall the Buyer permit its Subsidiaries to, except for transactions pursuant to contracts or agreements in force as of the date of this Agreement or in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned subsidiary thereof, commit to make such an investment or increase or decrease its equity ownership position in any corporation or other entity in which it holds, as of the date of this Agreement, five percent (5%) or greater of any class of voting securities; provided, however, that the terms of this Section 5.2(e) shall not apply to the Buyer or Seller’s investment securities portfolio or gap position, each of which is expressly covered by Section 5.2(j).

(f) Contracts. The Buyer or Seller shall not, nor shall the Buyer permit its Subsidiaries to, except for transactions in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force as of the date of this Agreement, changes to comply with law or pursuant to the transactions contemplated by this Agreement, enter into, terminate, renew or make any change in any Buyer Contract or Seller Contract. Notwithstanding the foregoing, Holding Company and Buyer may enter into change in control and employment agreements with Jeffrey J. Calabrese and James Madrzak in connection with the Conversion, which employment agreements are consistent with those in place and to be in place for Seller executive officers.

(g) Compensation and Benefit Plans. The Buyer or Seller shall not, nor shall the Buyer permit its Subsidiaries to, (i) adopt, amend, renew or terminate any Buyer Plan or Seller Plan or any plan or any agreement, arrangement or plan between the Buyer or any of Buyer’s Subsidiaries or Seller one or more of its current or former directors, officers or employees other than amendments to comply with law, (ii) enter into, modify or renew any employment, severance or other agreement with any of its directors, officers or employees, other than modifications to comply with law, (iii) establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement providing for any benefit to any director, officer or employee, (iv) pay any bonus to any of its officers or employees, other than customary year end bonuses consistent with past practice in both timing and amount, (v) increase in any manner the compensation or fringe benefits of any of its employees other than customary year end raises consistent with past practices in both timing and amount, or pay any pension or retirement allowance not required by any existing plan or agreement to any such employees or become a party to, amend or commit itself to any pension, retirement, profit-sharing or welfare benefit plan or agreement or employment agreement with or for the benefit of any employee, or (vi) grant any stock options, stock appreciation rights, phantom stock or other equity-based awards.

(h) Litigation. The Buyer or Seller shall not, nor shall the Buyer permit its Subsidiaries to, settle or compromise any material pending or threatened suit, action or claim without consulting with the other party hereto.

(i) Governing Documents. The Buyer or Seller shall not, nor shall the Buyer permit its Subsidiaries to, amend its Charter, Articles of Incorporation or other governance documents, or adopt any resolution granting dissenters’ rights, or enter into a plan of consolidation, merger or reorganization with any Person or entity other than a wholly-owned Subsidiary, except as contemplated by the Conversion and formation of the Holding Company.

(j) Investment Portfolio. The Buyer or Seller shall not, nor shall the Buyer permit its Subsidiaries to, other than in the ordinary course of business and after consultation with the other party hereto, restructure or materially change its investment policies, investment securities portfolio, its hedging strategy or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported.

(k) Lines of Business. The Buyer or Seller shall not, nor shall the Buyer permit its Subsidiaries to, enter into any new line of business that is material to the Buyer and its Subsidiaries or Seller, taken as a whole, or file any application to relocate or terminate the operations of any banking office of the Buyer or Seller or any of Buyer’s Subsidiaries; provided, however, that this provision shall not apply to Seller’s relocation of its Solon, Ohio branch.

(l) Capital Expenditures. The Buyer or Seller shall not, nor shall the Buyer permit its Subsidiaries to, incur or commit to any capital expenditures or any obligations or liabilities in connection therewith, other than in the ordinary course of business consistent with past practice.

(m) Significant Extensions of Credit. The Buyer or Seller shall not materially change its loan policies and it shall not, nor shall the Buyer permit its Subsidiaries to, make any individual extension of credit in excess of the lesser of its loan policy limit or its legal lending limit.

(n) Accounting. The Buyer or Seller shall not, nor shall the Buyer permit its Subsidiaries to, implement or adopt any material change to its tax accounting or financial accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by the Buyer or Seller’s independent accountants, as applicable, where the other party has been notified in advance of such changes.

(o) Agreements with Governmental Authorities; Licenses. The Buyer or Seller shall not, nor shall the Buyer permit its Subsidiaries to, commit any act or omission which constitutes a material breach or default under any agreement with any Governmental Authority or under any material contract or material license to which it is a party or by which it or any of its properties is bound, except to the extent required by law.

(p) Representations and Warranties. The Buyer or Seller shall not, nor shall the Buyer permit its Subsidiaries to, take any action that is intended or may reasonably be expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement or any of the other Transaction Documents, except, in every case, as may be required by applicable law.

(q) Regulatory Approval. The Buyer or Seller shall not, nor shall the Buyer permit its Subsidiaries to, take any action that would materially impede or delay the ability of the parties to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement, except for actions taken by Buyer in connection with the Conversion.

(r) Branches. The Buyer and its Subsidiaries or Seller shall not establish or enter into a contractual obligation to establish any branch operations not in existence on the date of this Agreement.

(s) Other Agreements. The Buyer or Seller shall not, nor shall the Buyer permit its Subsidiaries to, authorize or agree to, or make any commitment to, take any of the actions prohibited by this Section 5.2.

(t) Taxes. The Buyer or Seller shall not make or change any material Tax election, file any material amended Tax Return, enter into any material closing agreement, settle or compromise any material liability with respect to Taxes, agree to any material adjustment of any Tax attribute, change (or make a request to any taxing authority to change) any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Return for the taxable year ended December 31, 2006, file any claim for a material refund of Taxes, or consent to any extension or waiver of the limitation period applicable to any material Tax claim or assessment; provided, that for purposes of this subparagraph (t), “material” shall mean affecting or relating to $100,000 of taxable income.

5.3 Control of the Seller’s Business. Nothing contained in this Agreement shall give the Buyer, directly or indirectly, the right to control or direct the operations of the Seller prior to the Effective Time. Prior to the Effective Time, the Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations. Prior to the Effective Time, the Buyer shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.

5.4 Communications and Notices. Neither the Seller nor the Buyer shall, and the Buyer shall not permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior written consent (which consent shall not be unreasonably withheld) of the other party.

5.5 Certain Tax Matters.

(a) Commencing upon execution of this Agreement and continuing through to the Closing, each of Buyer and Seller shall use commercially reasonable efforts to cause the Merger to qualify, and will not take any action, cause any action to be taken, fail to take any commercially reasonable action or cause any commercially reasonable action to fail to be taken, which action or failure to act would or could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code by virtue of the provisions of Section 368(a)(2)(D) of the Code.

(b) During the period from the date of this Agreement to the Effective Time, the Buyer and Seller shall, and the Buyer shall cause its Subsidiaries to: (a) timely file (taking into account any extensions of time within which to file) all Tax Returns (“Post-Signing Returns”) required to be filed by it, and such Post-Signing Returns shall be prepared in a manner reasonably consistent with past practice; (b) timely pay all Taxes shown as due and payable on such Post-Signing Returns that are so filed; (c) accrue a reserve in its books and records and financial statements in accordance with past practice for all Taxes payable by it for which no Post-Signing Return is due prior to the Effective Time; and (d) promptly notify the other party hereto of any material suit, claim, action, investigation, proceeding or audit pending against or with respect to it or any of its subsidiaries in respect of any Tax matter, including without limitation, Tax liabilities and refund claims.

ARTICLE VI

ADDITIONAL AGREEMENTS

6.1 Seller Shareholders Meeting; Regulatory Matters.

(a) The Seller will as promptly as practicable, take all steps necessary to duly call, give notice of, convene and hold a meeting of its shareholders (the “Seller Shareholders Meeting”) to be held as soon as practicable, and in no event more than sixty (60) days (subject to extension with the consent of the Buyer) following the time when the Registration Statement has become effective, including the Proxy Statement/Prospectus, for the purpose of adopting and approving this Agreement and the Merger.

(b) The Seller’s board of directors has declared this Agreement, each of the other Transaction Documents and the Merger advisable and has adopted a resolution recommending adoption and approval of this Agreement, each of the other Transaction Documents and the Merger by the Seller’s shareholders, and except as provided in Section 6.2, the board of directors of the Seller shall at all times recommend adoption and approval of this Agreement and the Merger by the Seller’s shareholders and such recommendation shall be included in the Proxy Statement/Prospectus. The board of directors of the Seller shall use its reasonable best efforts to obtain from the Seller’s shareholders the Requisite Affirmative Vote in favor of adoption of this Agreement and approval of the Merger, subject to the provisions of Section 6.2.

(c) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Authorities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger and the Conversion), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Authorities. The Buyer and the Seller shall have the right to review in advance, and, each will consult the other on, in each case subject to applicable laws relating to the exchange of information, any filing made with, materials submitted to, or correspondence or communication with or received from, any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Notwithstanding the foregoing, nothing in this Section shall be deemed to require either Seller or Buyer to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing consents, approvals and authorizations of Governmental Authorities and having theretofore used reasonable best efforts hereunder to avoid having to take, or to otherwise mitigate, any such action, make any such commitment or agree to any such condition or restriction that would reasonably be expected to have a Material Adverse Effect on either Seller or Buyer (a “Materially Burdensome Regulatory Condition”). Each of Buyer and Seller represents and warrants to the other that, as of the date hereof, and based on all facts reasonably available to it, it has no reason to believe that a Materially Burdensome Regulatory Condition may be imposed. Notwithstanding the foregoing, no requirement that is consistent with applicable statutes or regulations, supervisory letters or other published guidance or published interpretations of a Governmental Authority as in effect as of the date hereof shall constitute a Materially Burdensome Regulatory Condition for purposes of any provision of this Agreement.

(d) The Buyer and the Seller shall, upon request, furnish each other with all information concerning themselves, their directors, officers, shareholders, and with respect to the Buyer, its Subsidiaries, and such other matters as may be reasonably necessary or advisable in connection with the preparation of the Registration Statement, the Proxy Statement/Prospectus or any other statement, filing, notice or application made by or on behalf of the Buyer and its Subsidiaries or the Seller or their Affiliates to any Governmental Authority in connection with the Conversion, the Merger and the other transactions contemplated by this Agreement.

(e) The Buyer and the Seller shall promptly advise each other upon receiving (and the Buyer or the Seller shall so advise with respect to communications received by any subsidiary or Affiliate of the Buyer or the Seller, as the case may be) any communication from any Governmental Authority or third party whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval or third-party consent will not be obtained, or will be subject to a Materially Burdensome Regulatory Condition, or that the receipt of any such approval will be materially delayed.

6.2 No Solicitation.

(a) The Seller agrees that it shall not, and shall not authorize or permit any of directors, officers, employees, agents or representatives (collectively, “Agents”) to, directly or indirectly, solicit, initiate, knowingly encourage, knowingly take any action to facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries or the making of any offer or proposal regarding any Acquisition Transaction, or participate in any discussions or negotiations with, or provide any information to, any Person (other than the Buyer and its Affiliates or representatives) concerning any Acquisition Transaction, or enter into any definitive agreement, arrangement or understanding for any Acquisition Transaction or requiring it, in connection with an Acquisition Transaction, to abandon, terminate or fail to consummate the Merger or any of the other transactions contemplated hereby, or make or authorize any statement, recommendation or solicitation in support of any Acquisition Transaction; provided, that, at any time prior to obtaining the approval of the Seller’s shareholders of this Agreement and the Merger and so long as none of the Seller or its Agents shall have breached in any material respect any of the provisions of this Section 6.2, the Seller or its Agents may furnish or cause to be furnished information to, and negotiate or otherwise engage in discussions with, any individual or entity that delivers a bona fide written proposal for an Acquisition Transaction if and so long as (i) the board of directors of the Seller determines in good faith by a vote of a majority of the entire board (x) after considering the advice of its outside legal counsel, that taking such action is necessary in order for the directors to comply with their fiduciary duties under applicable law and (y) that such proposal for an Acquisition Transaction, after consultation with Seller’s investment banker, is reasonably likely to lead to a Superior Proposal and (ii) prior to furnishing any information to such individual or entity, the Seller shall enter into a confidentiality agreement with such individual or entity that is no less restrictive to the party making the proposal, in any respect, than the Confidentiality Agreement by and between the Buyer and the Seller (the “Confidentiality Agreement”), and the Seller shall enforce, and shall not waive any of the provisions of, any such confidentiality agreement.

(b) Neither the Seller’s board of directors nor any committee thereof shall (i) withdraw, qualify or modify, or propose to withdraw, qualify or modify, in a manner adverse to Buyer in connection with the transactions contemplated by this Agreement (including the Merger), the recommendation to the Seller’s shareholders required under Section 6.1(b), or make any statement, filing or release, in connection with the Seller Shareholders Meeting or otherwise, inconsistent with such recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Proposal shall be considered an adverse modification of such recommendation); (ii) approve or recommend, or propose to approve or recommend, any Acquisition Transaction; or (iii) enter into (or cause the Seller to enter into) any letter of intent, agreement in principle, acquisition agreement or other agreement (A) related to any Acquisition Transaction (other than a Confidentiality Agreement entered into in accordance with the provisions of Section 6.2(a)) or (B) requiring the Seller to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement.

(c) Notwithstanding Section 6.2(b), prior to the date of the Seller Shareholders Meeting, the Seller’s board of directors may approve or recommend to the shareholders of the Seller a Superior Proposal and withdraw, qualify or modify its recommendation in connection therewith (a “Seller Subsequent Determination”) after the seventh (7th) Business Day following Buyer’s receipt of a notice (the “Notice of Superior Proposal”) from the Seller advising Buyer that the Seller’s board of directors has determined, by a vote of the majority of the entire board, that a bona fide unsolicited written Acquisition Proposal that it received (that did not result from a breach of this Section 6.2) constitutes a Superior Proposal (it being understood that the Seller shall be required to deliver a new Notice of Superior Proposal in respect of any revised Superior Proposal from such third party or its affiliates that the Seller proposes to accept) if, but only if: (i) after considering the advice of the Seller’s outside legal counsel, the board of directors of the Seller determines in good faith by a vote of the majority of the entire board that taking such action is necessary in order for the directors to comply with their fiduciary duties under applicable law; (ii) after consultation with Seller’s investment banker, the board of directors of the Seller has determined in good faith by a vote of the majority of the entire board that such proposal for an Acquisition Transaction is a Superior Proposal; (iii) during the seven (7) Business Day Period after receipt of the Notice of Superior Proposal by Buyer, the Seller and the Seller’s board of directors shall have cooperated and negotiated in good faith with Buyer to make such adjustments, modifications or amendments to the terms and conditions of this Agreement as would enable the Seller to proceed with the board of director’s recommendation without a Seller Subsequent Determination; provided, however, that Buyer shall not have any obligation to propose any adjustments, modifications or amendments to the terms and conditions of this Agreement, (iv) at the end of such seven (7) Business Day period, after taking into account any such adjusted, modified or amended terms as may have been proposed by Buyer since its receipt of such Notice of Superior Proposal, the Seller’s board of directors has again in good faith made the determination in clauses (i) and (ii) of this Section 6.2(c), and (v) the Seller and its Agents have complied in all material respects with this Section 6.2 (provided, that the foregoing shall in no way limit or otherwise affect the Buyer’s right to terminate this Agreement pursuant to Section 8.1(f)).

(d) The Seller immediately will cease, and shall cause its Agents to cease, all existing activities, discussions and negotiations with any individual or entity conducted heretofore with respect to any proposal for an Acquisition Transaction and request the return or destruction of all confidential information regarding the Seller provided to any such individual or entity prior to the date of this Agreement pursuant to the terms of any confidentiality agreements, and the Seller shall enforce, and shall not waive any of the provisions of, any such confidentiality agreement.

(e) From and after the execution of this Agreement, the Seller shall advise the Buyer within the Notice Period (as defined below) of the receipt, directly or indirectly, of any inquiries, discussions, negotiations or proposals relating to an Acquisition Transaction (including a summary of the material and significant terms and conditions thereof and the identity of the other individual or entity or individuals or entities involved), or its receipt of any request for information from any Governmental Authority with respect to an Acquisition Transaction, and promptly furnish to the Buyer a copy of any such request for information or written proposal in addition to a copy of any information (to the extent not already provided to Buyer) provided to or by any third-party relating thereto. In addition, the Seller shall immediately advise the Buyer, in writing, if the board of directors of the Seller shall make any determination as to any Acquisition Transaction as contemplated by the proviso to the first sentence of Section 6.2(a).

(f) For the purposes of this Agreement, “Superior Proposal” shall mean any bona fide written proposal for an Acquisition Transaction for 100% of the outstanding voting securities of the Seller made by a third party which was not solicited by the Seller or any of its Agents, which in the good faith judgment of the board of directors of the Seller after taking into account all legal, financial, and regulatory aspects of the Acquisition Transaction (including, without limitation, any financing conditions and the likelihood and anticipated timing of consummation), is more favorable from a financial point of view to the Seller’s shareholders than the Merger (including any adjustments to the terms and conditions proposed by the Buyer in good faith in response to such Acquisition Transaction). For purposes of this Agreement, “Acquisition Transaction” means (i) a merger, tender offer, recapitalization, or consolidation, or any similar transaction, involving the Seller, (ii) a purchase, lease or other acquisition or assumption of all or a substantial portion of the assets or deposits of the Seller, (iii) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of beneficial ownership (the term “beneficial ownership” for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the Exchange Act and the rules and regulations thereunder) of securities representing twenty percent (20%) or more of the voting power of the Seller, or (iv) any substantially similar transaction; provided, however, that the term “Acquisition Transaction” shall not include the Merger or the other transactions contemplated hereby or by any of the other Transaction Documents. For purposes of this Agreement, the term “Notice Period” shall mean (x) with respect to written inquiries or proposals or other written materials, written notice as promptly as practicable and in no event later than forty-eight (48) hours after receipt thereof and (y) with respect to oral inquiries, discussions, negotiations or proposals, oral notice as promptly as practicable and in no event later than forty-eight (48) hours after receipt thereof, followed by written notice in no event later than one (1) business day after receipt of such oral inquiries, discussions, negotiations or proposals.

6.3 Access to Information.

(a) Upon reasonable notice and subject to applicable laws relating to the exchange of information, each of the Seller and the Buyer, for purposes of such party verifying the representations and warranties of the other party and relating to the Merger and the other matters contemplated by this Agreement or any of the other Transaction Documents, shall, and shall cause its Subsidiaries to, afford to the officers, employees, accountants, counsel and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all of its properties, books, contracts, commitments and records, and, during such period, each of the Seller and the Buyer shall, and the Buyer shall cause its Subsidiaries to, make available to the other party (i) a copy of each report, schedule and other document filed or received by it during such period pursuant to the requirements of federal or state banking laws (other than reports or documents which the Buyer or Seller is not permitted to disclose under applicable law) and (ii) all other information concerning its business, properties and personnel as the other party may reasonably request. Each of Buyer and Seller also shall provide the other party with reasonable access to officers, employees and agents and with copies of all periodic reports to its senior management. Neither the Seller nor the Buyer nor any of Buyer’s Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of such party’s customers, jeopardize the attorney-client privilege of the institution in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements, under circumstances in which the restrictions of the preceding sentence apply. No investigation by the Seller or the Buyer or their respective representatives shall affect the representations and warranties of the other party set forth herein.

(b) With respect to all information furnished by one party to the other party or its representatives under this Agreement, the parties shall comply with, and shall cause their respective representatives to comply with, all of their respective obligations under the Confidentiality Agreement.

6.4 Legal Conditions to Merger. Each of the Buyer and the Seller shall, and the Buyer shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Authority and any other third party that is required to be obtained by the Buyer or the Seller or Buyer’s Subsidiaries in connection with the Merger and the other transactions contemplated by this Agreement.

6.5 Registration Statement.

(a) Holding Company and Buyer shall prepare, and Seller agrees to cooperate with Holding Company and Buyer in the preparation of a registration statement on Form S-4 and the Seller agrees to provide all information regarding the Seller necessary for the preparation of a registration statement on Form S-1 (together, the “Registration Statement”) to be filed by the Holding Company with the SEC for purposes of registering the issuance of the Holding Company Common Stock in exchange for Seller Common Stock in connection with the Merger and registering the issuance of Holding Company Common Stock in connection with the Conversion (including the prospectus for the issuance of such Holding Company Common Stock in the Merger and the proxy statement and other proxy solicitation materials of Seller relating to the

Merger and the Holding Company prospectus relating to the Conversion (the “Proxy Statement/Prospectus”) and all related documents). Seller agrees to cooperate with the Holding Company and Buyer and their counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from Seller’s investment banker and independent auditor in connection with the Registration Statement and the Proxy Statement/Prospectus. As promptly as reasonably practicable after the date hereof the Holding Company shall file the Registration Statement with the SEC in connection with the issuance of the Holding Company Common Stock in the Merger and the Conversion. The Holding Company and Buyer agree to use their reasonable best efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after the filing thereof. The Holding Company also agrees to use reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement and the Conversion. After the Registration Statement is declared effective under the Securities Act, the Seller, at its expense, shall mail the Proxy Statement/Prospectus to its shareholders as promptly as reasonably practicable.

(b) The Seller, Holding Company and Buyer each further agree that if any of them shall become aware prior to the Effective Time of any information that would cause any of the statements in the Registration Statement and/or the Proxy Statement/Prospectus previously provided to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, each shall promptly inform the other party thereof and shall take such steps as are reasonably necessary to amend or supplement the Registration Statement and/or the Proxy Statement/Prospectus.

(c) The Holding Company will advise Seller, promptly after the Holding Company receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of the Holding Company Common Stock for offering or sale in any jurisdiction, or the initiation or threat of any proceeding for any such purpose.

(d) The Holding Company shall notify the Seller promptly of the receipt of any comments of the SEC with respect to the Proxy Statement/Prospectus and of any requests by the SEC for any amendment or supplement thereto or for additional information and shall provide to the Seller copies of all material correspondence between the Holding Company or any representative of the Holding Company and the SEC. The Holding Company shall give the Seller and its counsel the opportunity to review and comment upon the Proxy Statement/Prospectus prior to its being filed with the SEC and shall give the Seller and its counsel the opportunity to review and comment upon all amendments and supplements to the Proxy Statement/Prospectus and all responses to requests for additional information and replies to comments prior to their being filed with, or sent to, the SEC. The Proxy Statement/Prospectus and all amendments and supplements thereto shall be in a form reasonably satisfactory to the Seller and its counsel. Each of the Holding Company and the Seller agrees to use its reasonable best efforts, after consultation with the other party hereto, to respond promptly to all such comments of and requests by the SEC and to cause the Proxy Statement/Prospectus and all required amendments and supplements thereto to be mailed to the holders of Seller Common Stock entitled to vote at the Seller Shareholders Meeting referred to in Section 6.1(a) at the earliest practicable time.

6.6 Director, Employment and Benefit Matters.

(a) Provision of Benefits. Except as otherwise provided in this Agreement, at the Effective Time, Buyer or one of its Subsidiaries shall be substituted for Seller under the Seller Plans (other than stock-based or incentive plans) as set forth in the Seller Disclosure Schedule and in effect immediately prior to the Effective Time and Buyer or one of its Subsidiaries shall assume and be vested with all of the powers, rights, duties, obligations and liabilities previously vested in Seller with respect to each such Seller Plan. Except as otherwise provided in this Agreement, each such Seller Plan shall, to the extent permitted thereunder and by applicable law, be continued in effect by Buyer or an applicable Buyer Subsidiary after the Effective Time without a termination or discontinuance thereof as a result of the transactions contemplated by this Agreement, subject to the power reserved to Buyer and each of its Subsidiaries to subsequently amend or terminate any such Seller Plan, which amendment or termination shall comply with applicable law.

(b) Continuation of Employment. No provision of this Section 6.6 shall create any third-party beneficiary rights in any employee or former employee (including any beneficiary or dependent thereof) of the Buyer or Seller or any Buyer Subsidiary in respect of continued employment (or resumed employment) with the Buyer, or any of the Buyer’s Subsidiaries (the “Continuing Employees”) and no provision of this Section 6.6 shall create such rights in any such persons in respect of any benefits that may be provided, directly or indirectly, under any employee program or any plan or arrangement which may be established by the Buyer or any of its Subsidiaries. No provision of this Agreement shall constitute a limitation on the rights to amend, modify or terminate after the Effective Time any such plans or arrangements of the Buyer or any of its Subsidiaries.

(c) Health Coverage. Buyer shall provide, or cause a Buyer Subsidiary to provide, to each Continuing Employee, the opportunity to participate without a waiting period (except in the case of a qualified plan, participation shall commence on the next entry date) in each Buyer Benefit Plan maintained by Buyer or any Buyer Subsidiary which is generally available to its similarly-situated employees on a uniform and non-discriminatory basis, provided that with respect to such plans, Continuing Employees shall be given credit for their past service with Seller determining eligibility for participation and vesting in benefits thereunder, and only with respect to severance and vacation plans, accrual of benefits. Continuing Employees shall not be subject to any waiting periods under the group health plan of Buyer or any Buyer Subsidiary to the extent that such periods are longer than the periods imposed under the applicable Seller group health plan and Buyer shall use its reasonable efforts to cause its health insurance carrier to cover pre-existing conditions that were previously covered for a Continuing Employee under the Seller health plan. To the extent that the initial period of coverage for Continuing Employees under any Buyer Benefit Plan is not a full 12-month period of coverage, Continuing Employees shall be given credit under the applicable Buyer Benefit Plan for any deductibles and co-insurance payments made by such Continuing Employees under the corresponding Seller Benefit Plan during the balance of such 12-month period of coverage. Nothing contained herein shall obligate Buyer to provide or cause to be provided any benefits duplicative to those provided under any Buyer Pension Plan, including extending participation in any plan which (i) is a qualified plan relative to any period of time with respect to which allocations are made to Continuing Employees under any qualified plan maintained or sponsored by Seller that is continued by Buyer or any Buyer Subsidiary for the benefit of Continuing Employees or (ii) is a Buyer Benefit Plan relative to any period of time that a similar Seller Benefit Plan is continued by Buyer or any Buyer Subsidiary for the benefit of Continuing Employees. Nothing herein shall alter the power of Buyer or any Buyer Subsidiary to amend or terminate any benefit or welfare plans of Buyer or any Buyer Subsidiary or Seller following the Effective Time. To the extent that Buyer adopts any Seller Plan following the Merger, all Continuing Employees shall have the same rights in an ongoing Seller Plan as set forth above for ongoing Buyer Plans.

Until the Effective Time, Seller shall be liable for all obligations for continued health coverage pursuant to Section 4980B of the Code and Section 601 through 609 of ERISA (“COBRA”) and applicable state law with respect to qualified beneficiaries of Seller, whichever is applicable, who incur a qualifying event before the Effective Time. Buyer or a Buyer Subsidiary, whichever is applicable, shall be liable for (i) all obligations for continued health coverage under COBRA and applicable state law with respect to each qualified beneficiary of Seller who incurs a termination on and after the Effective Time, and (ii) for continued health coverage under COBRA and applicable state law from and after the Effective Time for each qualified beneficiary of Seller who incurs a qualifying event before the Effective Time.

(d) New Employment Agreements. At the request of Buyer and as a condition to Buyer agreeing to enter into this Agreement and retaining said executive officers of Seller as executive officers of Buyer, prior to or concurrently with the Effective Time, Buyer and Seller shall enter into new employment agreements with the four executive officers of Seller, the form of which are set forth in Schedule 6.6(d) (which agreements shall become effective at the Effective Time). Execution by Buyer of the new employment agreements shall be conditioned on the receipt by Buyer of a release by the executive officers of Seller from any liability whatsoever under the employment agreements set forth in Section 4.16 of the Seller Disclosure Schedule.

(e) Old Employment Agreements. At the Effective Time, the employment agreements between the Seller and four executive officers of the Seller, which agreements are set forth in Section 4.16 of the Seller Disclosure Schedule, shall be cancelled in consideration of the new employment agreements referenced in Section 6.6(d) hereof, without any payment to such employees on the part of the Seller.

(f) Directors. Buyer and Seller agree to honor the provisions of Sections 1.7 and 1.8 hereof. Any directors of Buyer or Seller as of the date of this Agreement who do not wish to or are not selected to serve as directors of the Holding Company or Buyer following the Effective Time may (i) retire, (ii) serve as advisory directors on an advisory board to be created by Buyer, or (iii) serve as directors or trustees of the charitable foundation to be created by Buyer in connection with the Conversion. It is anticipated that non-employee directors of the Holding Company or the Buyer following the Effective Time will receive $1,000 per meeting attended (but not be paid twice for attending Holding Company and Buyer board meetings occurring on the same day), advisory directors will receive $1,000 per meeting attended and charitable foundation directors or trustees will not be paid for their service. All directors of Holding Company and Buyer will be expected to beneficially own, after the Closing, a minimum of $100,000 of Holding Company Common Stock.

(g) General Severance Plan. Buyer agrees that all full time employees of Buyer or Seller or any Buyer Subsidiary immediately prior to the Effective Time who are not subject to an employment or severance agreement or plan and who are not offered full time employment, at substantially the same salary, with Holding Company, Buyer or any Buyer Subsidiary following the Effective Time, or are terminated without cause within one year following the Effective Time, will be entitled to receive severance benefits from Buyer equal to two weeks of salary for each year of service with Buyer, Seller or any Buyer Subsidiary, with a minimum of four weeks and a maximum of twenty-six weeks of salary payments.

6.7 Directors’ and Officers’ Indemnification and Insurance.

(a) In the event of any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal or administrative, including, without limitation, any such claim, action, suit, proceeding or investigation in which any Person who is now, or has been at any time prior to the date of this Agreement, or who becomes prior to the Effective Time, a director, officer or employee of the Seller (the “Indemnified Parties”) is, or is threatened to be, made a party based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that he is or was a director, officer or employee of the Seller, or any of their respective predecessors or (ii) this Agreement or the other Transaction Documents or any of the transactions contemplated hereby or thereby, whether in any case asserted or arising before or after the Effective Time, the parties hereto agree to cooperate and use their reasonable best efforts to defend against and respond thereto. It is understood and agreed that after the Effective Time, the Buyer shall indemnify and hold harmless, as and to the fullest extent permitted by law or applicable Governmental Authorities, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including advancing reasonable attorneys’ fees and expenses as and when incurred prior to the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by law or applicable Governmental Authorities upon receipt of any undertaking required by applicable law or applicable Governmental Authorities), judgments, fines and amounts paid in settlement in connection with any such threatened or actual claim, action, suit, proceeding or investigation, and in the event of any such threatened or actual claim, action, suit, proceeding or investigation (whether asserted or arising before or after the Effective Time), the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with the Buyer; provided, however, that (w) the Buyer shall have the right to assume the defense thereof (provided the Buyer confirms in writing to the Indemnified Party its obligations to indemnify such party to the fullest extent permitted by law and provided the Buyer is at least “adequately capitalized” as defined in the relevant prompt corrective action regulations) and upon such assumption the Buyer shall not be liable to any Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by any Indemnified Party in connection with the defense thereof, except that if the Buyer elects not to assume such defense or counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest between the Buyer and the Indemnified Parties, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with the Buyer, and the Buyer shall pay the reasonable fees and expenses of such counsel for the Indemnified Parties upon submission of invoices therefor, (x) the Buyer shall be obligated pursuant to this paragraph to pay for only one firm of counsel for all Indemnified Parties, unless the proposed counsel for the Indemnified Parties reasonably advises the Indemnified Parties that there are issues which raise conflicts of interest among such parties, in which case the Buyer shall pay the reasonable fees and expenses of one additional counsel to the extent necessary to avoid such conflict, (y) the Buyer shall not be liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld), and (z) the Buyer shall have no obligation under this Section 6.7(a) to any Indemnified Party when and if, and only to the extent, a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and non-appealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable law or applicable Governmental Authorities. Any Indemnified Party wishing to claim Indemnification under this Section 6.7, upon learning of any such claim, action, suit, proceeding or investigation, shall notify the Buyer thereof, provided, that the failure to so notify shall not affect the obligations of the Buyer under this Section 6.7 except to the extent such failure to notify materially prejudices the Buyer. The Buyer’s obligations under this Section 6.7 shall continue in full force and effect for a period of six (6) years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(b) For three (3) years from and after the Effective Time, Buyer shall maintain officers’ and directors’ liability insurance covering the Persons who are presently covered by Seller’s current officers’ and directors’ liability insurance policy with respect to actions, omissions, events, matters or circumstances occurring prior to the Effective Time, on terms which are at least as favorable as the terms of said current policy, provided that Buyer shall not be required to expend in the aggregate during the coverage period more than an amount equal to 200% of the annual premium most recently paid by Seller (the “Insurance Amount”) to maintain or procure insurance coverage pursuant hereto, and further provided that if Buyer is unable to maintain or obtain the insurance called for by this Section 6.7(b), Buyer shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount which may be in the form of tail coverage, or may request Seller to obtain such tail coverage at Seller’s expense prior to the Effective Time; provided further, that officers and directors of Seller may be required to make application and provide customary representations and warranties to Buyer’s insurance carrier for the purpose of obtaining such insurance.

(c) In the event the Buyer or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of the Buyer are required to assume in writing the obligations set forth in this section.

(d) The provisions of this Section 6.7 are intended to be for the benefit of, and enforceable by, each Indemnified Party and his or her heirs and representatives, and nothing herein shall affect any indemnification rights that any Indemnified Party and his or her heirs and representatives may have under the Charter, Articles of Incorporation or bylaws of the Seller any contract or applicable law.

6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement and the other Transaction Documents or to vest Buyer, as the entity surviving the Merger, with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and the other Transaction Documents and Buyer’s Subsidiaries shall take all such necessary action as may be reasonably requested by, and at the sole expense of, the Buyer.

6.9 Advice of Changes. The Buyer and the Seller shall each promptly notify the other party of any change or event having a Material Adverse Effect on it or which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein; provided, however, that the delivery of any notice pursuant to this Section 6.9 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice and provided, further, that no failure to provide notice pursuant to this Section 6.9 shall cause the failure to be satisfied of any condition set forth in Article VII or provide a basis for termination of this agreement under Article VIII unless the underlying change or event would cause such failure or provide such a basis.

6.10 Current Information.

(a) As soon as practicable, each of the Buyer, its Subsidiaries and the Seller will furnish to the other party copies of all such financial statements and reports as it sends to its shareholders or any Governmental Authority, to the extent any such reports furnished to any such Governmental Authority are not confidential and except as legally prohibited thereby, and will furnish to the other party such additional financial data as the other party may reasonably request.

(b) Promptly upon receipt thereof, each of the Buyer, its Subsidiaries and the Seller will furnish to the other copies of all reports submitted to it by independent auditors in connection with each annual, interim or special audit of the books of it made by such auditors.

(c) Each of the Buyer, its Subsidiaries and the Seller will promptly notify the other party of any material change in the normal course of business or in the operation of the properties of it and of any governmental complaints, investigations or hearings (or communications indicating that the same may be contemplated), or the institution or the threat of material litigation involving it, and will keep the other party reasonably informed of such events.

6.11 Participation in Certain Actions and Proceedings. The Buyer shall have the right to participate in the defense of any action, suit or proceeding instituted against the Seller (or any of its directors of officers) before any Governmental Authority or threatened by any Governmental Authority, to restrain, modify or prevent the consummation of the transactions contemplated by this Agreement or by any of the other Transaction Documents, or to seek damages or a discovery order in connection with such transactions.

6.12 Organization of Holding Company. Prior to the filing of the Registration Statement, Buyer shall cause the Holding Company to be organized under the MGCL or the laws of such other jurisdiction as it may select in consultation with Seller. Buyer shall cause the board of directors of the Holding Company to approve this Agreement and will cause the Holding Company to become a party to this Agreement. Buyer reserves the right to use a different name for the Holding Company, after consultation with and agreement of the Seller.

ARTICLE VII

CONDITIONS PRECEDENT

7.1 Conditions to Each Party’s Obligations To Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the fulfillment at or prior to the Effective Time of the following conditions:

(a) Shareholders’ Approval. This Agreement and the transactions contemplated hereby, including, without limitation, the Merger, shall have been adopted and approved by the Requisite Affirmative Vote of the holders of shares of Seller Common Stock entitled to vote at the Seller Shareholders Meeting in accordance with applicable law.

(b) Regulatory Approvals; No Materially Burdensome Regulatory Condition. All regulatory approvals required to consummate the transactions contemplated hereby shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to herein as “Requisite Regulatory Approvals”) and no Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(c) Third Party Consents. All consents or approvals of all Persons (other than Governmental Authorities ) required or appropriate (to avoid default or other adverse consequences) for consummation of the Merger shall have been obtained and shall be in full force and effect, unless the failure to obtain any such consent or approval would not reasonably be expected to have, individually or in the aggregate a Material Adverse Effect on Buyer or Seller.

(d) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Authority which prohibits, materially restricts or makes illegal consummation of the Merger.

(e) Registration Statement, Proxy/Prospectus. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement, the Proxy/Prospectus shall have been issued and no proceedings for the purpose shall have been initiated or threatened by the SEC or any Governmental Authority. If such a stop order or other suspension in connection with the Registration Statement or the Proxy/Prospectus is issued, Buyer must notify Seller of the issuance of such stop order or suspension and use its commercially reasonable efforts to prevent the entry of any such stop order or to obtain the termination of such stop order or suspension at the earliest possible time of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary or definitive Proxy Statement/Prospectus.

(f) Blue Sky Approvals. All permits and other authorizations under state securities laws and other authorizations necessary to consummate the Merger shall have been received and be in full force and effect.

(g) Conversion and NASDAQ Listing. The Conversion shall have been completed. The Holding Company Common Stock to be issued in the Conversion and the Merger shall have been approved for listing on the NASDAQ Global Select Market, subject to official notice of issuance, prior to the Effective Time.

(h) Opinion of Tax Counsel. Buyer and Seller shall have received an opinion from Silver, Freedman and Taff, L.L.P., special counsel to Buyer, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, (1) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a)(1)(A) of the Code by virtue of the provisions of Section 368(a)(2)(D) of the Code, (2) each of Holding Company, Buyer and Seller will be a party to that reorganization within the meaning of Section 368(b) of the Code, and (3) the completion of the Merger will not adversely affect the reorganization status of the Conversion under Section 368(a) of the Code. In rendering its opinion, Silver, Freedman and Taff, LLP may require and rely upon representations contained in certificates of officers of each of Buyer and Seller.

7.2 Conditions to the Obligations of the Buyer. The obligation of the Buyer to effect the Merger is also subject to the satisfaction or waiver by the Buyer, at or prior to the Effective Time, of the following conditions:

(a) Absence of Material Adverse Changes. There shall not have occurred any change in the business, financial condition or results of operations of the Seller which has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Seller, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of the Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to such effect.

(b) Representations and Warranties. Each of the representations and warranties of the Seller contained in this Agreement, or portion thereof, which is qualified by Material Adverse Effect shall be true and correct (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date) and each of the representations and warranties of the Seller contained in this Agreement, or portion thereof, which is not so qualified shall be true and correct (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct in all material respects as of such date), except for such inaccuracies as, individually or in the aggregate, would not have a Material Adverse Effect on the Seller, and Buyer shall have received a certificate, dated the Closing Date, signed on behalf of the Seller by the Chief Executive Officer and the Chief Financial Officer of Seller to such effect.

(c) Performance of Obligations of the Seller. The Seller shall have performed in all material respects the obligations required to be performed by it under this Agreement, including pursuant to the Transaction Documents, at or prior to the Closing Date, and the Buyer shall have received a certificate signed by the Chief Executive Officer and the Chief Financial Officer to such effect.

(d) Dissenting Shares. Dissenting Shares shall comprise no more than ten percent (10%) of the outstanding Seller Common Stock.

7.3 Conditions to the Obligations of the Seller. The obligation of the Seller to effect the Merger is also subject to the satisfaction or waiver by the Seller, at or prior to the Effective Time, of the following conditions:

(a) Absence of Material Adverse Changes. There shall not have occurred any change in the business, financial condition or results of operations of the Buyer or any of its Subsidiaries which has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on the Buyer, and Seller shall have received a certificate, dated the Closing Date, signed on behalf of the Buyer by the Chief Executive Officer and the Chief Financial Officer of Buyer to such effect.

(b) Representations and Warranties. Each of the representations and warranties of the Buyer contained in this Agreement, or portion thereof, which is qualified by Material Adverse Effect shall be true and correct (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct as of such date) and each of the representations and warranties of the Buyer contained in this Agreement, or portion thereof, which is not so qualified shall be true and correct (except to the extent such representations and warranties expressly relate to a specific date or as of the date hereof, in which case such representations and warranties shall be true and correct in all material respects as of such date), except for such inaccuracies as, individually or in the aggregate, would not have a Material Adverse Effect on the Buyer, and Seller shall have received a certificate, dated the Closing Date, signed on behalf of the Buyer by the President and the Chief Financial Officer of Buyer to such effect.

(c) Performance of Obligations of the Buyer. The Buyer shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Seller shall have received a certificate signed by the President and the Chief Financial Officer to such effect.

ARTICLE VIII

TERMINATION, AMENDMENT AND WAIVER

8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement and the transactions contemplated hereby by the shareholders of the Seller:

(a) by mutual consent of the Seller and the Buyer in a written instrument, by action of their respective boards of directors;

(b) by either the board of directors of the Buyer or the board of directors of the Seller if any Governmental Authority of competent jurisdiction that must grant a Requisite Regulatory Approval has denied approval of the Conversion or the Merger and such denial has become final and nonappealable, or any Governmental Authority of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement (which order the parties shall have used their best efforts to terminate);

(c) by either the board of directors of the Buyer or the board of directors of the Seller if the Merger shall not have been consummated on or before September 30, 2008, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;

(d) by either the board of directors of the Buyer or the board of directors of the Seller (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), in the event of a material breach by the other party of any representation, warranty, covenant or other agreement contained herein (which breach would entitle the terminating party not to close under Article VII) which breach is not cured after thirty (30) days written notice thereof is given to the party committing such breach;

(e) by either the Buyer or the Seller if the approval of the Buyer’s members required for consummation of the Conversion or Seller’s shareholders required for the consummation of the Merger shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of such party’s members or shareholders or at any adjournment thereof; or

(f) by the Buyer, if (i) the board of directors of the Seller shall have failed to publicly recommend to the shareholders of the Seller that such shareholders vote in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby, (ii) the board of directors of the Seller shall have modified or qualified, in a manner adverse to the Buyer, or withheld or withdrew such recommendation (it being understood that taking a neutral position or no position with respect to an Acquisition Transaction shall be considered an adverse modification of the recommendation), or makes any statement, filing or release, in connection with the Seller Shareholders Meeting or otherwise, inconsistent with the recommendation, (iii) the Seller or any of its Agents shall have breached Section 6.2 of this Agreement, (iv) the Seller shall have breached its obligations to call, give notice of and commence the Seller Shareholders Meeting under Section 6.1(a), or (v) the board of directors of the Seller approves or recommends an Acquisition Transaction. Nothing in this subparagraph (f) shall prevent or impair the Seller in exercising its rights under subparagraph (g).

(g) by the Seller in connection with entering into a definitive agreement with respect to a Superior Proposal after making a Seller Subsequent Determination in accordance with Section 6.2; provided the Seller shall, concurrently with the termination of this Agreement pursuant to this subsection, make the cash payment to the Buyer required under Section 8.2(b).

8.2 Effect of Termination.

(a) In the event of termination of this Agreement by either the Buyer or the Seller as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of the Holding Company, the Buyer, the Seller, any of Buyer’s Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 6.3 (Access to Information), 8.2 (Effect of Termination), and 9.2 (Expenses) and all other obligations of the parties specifically and expressly intended to be performed after the termination of this Agreement shall survive any termination of this Agreement; and (ii) notwithstanding anything to the contrary contained in this Agreement, neither the Holding Company, the Buyer nor the Seller shall be relieved or released from any liabilities or damages arising out of its willful breach of any provision of this Agreement.

(b) In the event this Agreement is terminated by:

(i) the Buyer pursuant to Section 8.1(f);

(ii) the Seller pursuant to Section 8.1(g)

(iii) either the Buyer or the Seller pursuant to Section 8.1(e), in circumstances where the board of directors of the Seller shall have (A) failed to publicly recommend to the shareholders of the Seller that such shareholders vote in favor of the approval of this Agreement, the Merger and the other transactions contemplated hereby, (B) withdrawn, modified or amended such recommendation in a manner adverse to the Buyer or (C) failed to recommend rejection of a tender or exchange offer relating to the Seller Common Stock commenced by a third party or made no recommendation in connection therewith; or

(iv) either the Buyer or the Seller pursuant to Section 8.1(e)(only as to Seller’s shareholders failure to approve the Merger), in circumstances where within twelve (12) months of such termination, the Seller shall have entered into a definitive agreement to engage in or shall have consummated an Acquisition Transaction (a “Subsequent Acquisition”) with any Person other than the Buyer or any Affiliate of the Buyer (the “Subsequent Acquiror”), and after the date hereof and prior to the time of such termination or event giving rise to such termination, either (x) it shall have been publicly announced that any Person (other than the Buyer or any Affiliate of the Buyer) shall have (A) made, or disclosed an intention to make, a bona fide offer to engage in an Acquisition Transaction, or (B) filed an application (or given a notice), whether in draft or final form, with appropriate Governmental Authorities, for approval to engage in an Acquisition Transaction (either of the events in (A) or (B) being referred to as a “Pre-Termination Acquisition Transaction Offer”) or (y) a Pre-Termination Acquisition Transaction Offer by the Subsequent Acquiror shall have been made known to the Seller.

then Seller shall make a single cash payment to the Buyer in the amount of $1.0 million in the case of (i) (ii) or (iii), upon such termination and, in the case of (iv), upon the consummation of the Subsequent Acquisition. Any payment required under this Section 8.2(b) shall be payable by the Seller to the Buyer (by wire transfer of immediately available funds to an account designated by the Buyer) within two (2) business days after demand by the Buyer; provided, that the Seller shall make such payment prior to and as a condition of any termination of this Agreement by the Seller under the circumstances set forth in clause (ii) above.

8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken by the boards of directors of the parties hereto, at any time before or after approval of the matters presented in connection with the Merger to the shareholders of the Seller; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of the Seller, no amendment of this Agreement shall be made which by law requires further approval by the shareholders of the Seller without obtaining such approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein; provided, however, that after any approval of this Agreement and the transactions contemplated hereby by the shareholders of the Seller, no extension or waiver of this Agreement or any portion thereof shall be made which by law requires further approval by the shareholders of the Seller without obtaining such approval. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

MISCELLANEOUS

9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Sections 6.6 (Director, Employment and Benefit Matters) and 6.7 (Directors’ and Officers’ Indemnification and Insurance) and any other section which by its terms specifically applies in whole or in part after the Effective Time.

9.2 Expenses. All legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

9.3 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally or mailed by prepaid registered or certified mail (return receipt requested) or by telecopy, cable, telegram or telex addressed as follows:

If to the Buyer, to:

Jeffrey J. Calabrese

President and CEO

Century Bank

1640 Snow Road

Parma, OH 44134

Tel: (216) 351-7000

Fax: (216) 351-2285

j.calabrese@centurybankoh.com

with required copies to:

James S. Fleischer, PC

Silver, Freedman & Taff, L.L.P.

3299 K Street, NW, Suite 100

Washington, DC 20007

Tel: (202) 295-4507

Fax: (202) 337-5502

jim@sftlaw.com

If to the Seller, to:

William A. Valerian

Chief Executive Officer

Liberty Bank, N.A.

25201 Chagrin Blvd.

Suite 120

Beachwood, OH 44122

Tel: (216) 359-5500

Fax: (216) 359-5501

bvalerian@libertybankna.com

with required copies to:

Stephen P. Owendoff, Esq.

Hahn Loeser & Parks, LLP

200 Public Square

Suite 3300

Cleveland, OH 44114

Tel: (216) 274-2292

Fax: (216) 241-2824

spowendoff@hahnlaw.com

or such other address as shall be furnished in writing by any party, and any such notice or communication shall be deemed to have been given as of the date so mailed or otherwise sent as provided above.

9.4 Interpretation. When a reference is made in this Agreement to Sections or Schedules, such reference shall be to a Section of or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” No provision of this Agreement shall be construed to require the Seller, the Holding Company, the Buyer, any Buyer’s Subsidiaries or Affiliates to take any action which would violate applicable law, rule or regulation.

9.5 Counterparts. This Agreement may be executed by facsimile and in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.6 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties hereto with respect to the subject matter hereof.

9.7 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Ohio without regard to any applicable conflicts of laws principles except to the extent provisions of federal law apply.

9.8 Severability. In the event that any one or more provisions of this Agreement shall for any reason be held invalid, illegal or unenforceable in any respect, by any court of competent jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement and the parties shall use their reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practicable, implements the original purposes and intents of this Agreement.

9.9 Assignment; Reliance of Other Parties. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided herein, including Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

9.10 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.11 Definitions. Except as otherwise provided herein or as otherwise clearly required by the context, the following terms shall have the respective meanings indicated when used in this Agreement:

“409A Plan” shall have the meaning ascribed thereto in Section 4.15(i) hereof.

“Acquisition Transaction” shall have the meaning ascribed thereto in Section 6.2(f) hereof.

“Affiliate” shall mean, with respect to any Person, any other Person controlling, controlled by or under common control with such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of power to direct or cause the direction of the management and policies of a Person whether through the ownership of voting securities, by contract or otherwise.

“Affiliate Letters” shall have the meaning ascribed in the Preamble hereof.

“Agents” shall have the meaning ascribed thereto in Section 6.2(a) hereof.

“Agreement” shall have the meaning ascribed thereto in the Preamble hereof.

“Bank Secrecy Act” shall mean the Federal Bank Secrecy Act, as amended, and its implementing regulations.

“Buyer” shall have the meaning ascribed thereto in the Preamble hereof.

“Buyer Benefit Plans” shall have the meaning ascribed thereto in Section 3.19 hereof.

“Buyer Common Stock” shall have the meaning ascribed thereto in Section 2.1(a) hereof.

“Buyer Contracts” shall have the meaning ascribed thereto in Section 3.20 hereof.

“Buyer Disclosure Schedule” shall mean the schedule delivered by Buyer to Seller setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations contained herein; provided, however, that the mere inclusion of an item in the Buyer Disclosure Schedule as an exception to a representation shall not be deemed an admission by Buyer that such item was required to be disclosed therein.

“Buyer Financial Statements” shall have the meaning ascribed thereto in Section 3.7 hereof.

“Buyer Intellectual Property” shall have the meaning ascribed thereto in Section 3.26 hereof.

“Buyer Other Plans” shall have the meaning ascribed thereto in Section 3.19 hereof.

“Buyer Pension Plans” shall have the meaning ascribed thereto in Section 3.19 hereof.

“Buyer Plans” shall have the meaning ascribed thereto in Section 3.19 hereof.

“Cash Consideration” shall have the meaning ascribed thereto in Section 2.1(c) hereof.

“Cash Election” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Cash Election Shares” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“C.F.R.” shall mean the Code of Federal Regulations.

“Closing” shall have the meaning ascribed thereto in Section 1.4 hereof.

“Closing Date” shall have the meaning ascribed thereto in Section 1.4 hereof.

“COBRA” shall have the meaning ascribed thereto in Section 6.6(c) hereof.

“Code” shall have the meaning ascribed thereto in the Preamble hereof.

“Confidentiality Agreement” shall have the meaning ascribed thereto in Section 6.2(a) hereof.

“Consideration” shall have the meaning ascribed thereto in Section 2.1(c) hereof.

“Continuing Employees” shall have the meaning ascribed thereto in Section 6.6(b) hereof.

“Conversion” shall have the meaning ascribed thereto in the Preamble hereof.

“CRA” shall mean the Community Reinvestment Act of 1977, as amended.

“Criticized Assets” shall have the meaning ascribed thereto in Section 3.28(b) hereof.

“Derivative Transactions” shall have the meaning ascribed thereto in Section 3.16 hereof.

“Dissenting Shares” shall have the meaning ascribed thereto in Section 2.5 hereof.

“DOJ” means the United States Department of Justice.

“DPC Shares” shall have the meaning ascribed thereto in Section 2.1(d) hereof.

“Effective Time” shall have the meaning ascribed thereto in Section 1.3 hereof.

“Election” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Election Deadline” shall have the meaning ascribed thereto in Section 2.3(b) hereof.

“Election Form” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Equity Investment” shall mean any corporation, limited liability company, limited liability partnership, partnership, joint venture, trust, association or other entity which is not a subsidiary of the Person, and in which (a) the Person, directly or indirectly, owns or controls any shares in excess of five (5) percent of any class of the outstanding voting securities or other equity interests, including, without limitation, an equity investment, as such term as of the date hereof is defined in the FDIC’s rules and regulations regarding activities and investments of insured state banks at 12 C.F.R. § 362.2(g) or (b) the Person or one of its Subsidiaries is a general partner or member manager, or serves in a similar capacity.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

“Exception Share” shall have the meaning ascribed thereto in Section 2.1(d) hereof.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Agent” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Exchange Ratio” shall have the meaning ascribed thereto in Section 2.1(c) hereof.

“FDIA” shall mean the Federal Deposit Insurance Act, as amended, and the Federal Deposit Insurance Reform Act of 2005, as amended.

“FDIC” shall mean the Federal Deposit Insurance Corporation or any successor thereto.

“FINRA” shall mean the Financial Industry Regulatory Authority or any successor thereto.

“Fractional Share Price” shall have the meaning ascribed thereto in Section 2.2 hereof.

“FRB” shall mean the Board of Governors of the Federal Reserve System or, to the extent that any matter is delegated by the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of Cleveland.

“GAAP” shall mean generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Governmental Authority” shall mean any United States or foreign, federal, state or local governmental commission, board, body, bureau, or other regulatory authority, agency, including without limitation, the OTS, OCC and FDIC, the applicable state securities authorities, the SEC, the FINRA and NASDAQ, courts and other judicial bodies, or any self-regulatory body or authority, including any instrumentality or entity designed to act for or on behalf of the foregoing.

“Holding Company Common Stock” shall have the meaning ascribed thereto in Section 2.1(a) hereof.

“Indemnified Parties” shall have the meaning ascribed thereto in Section 6.7(a) hereof.

“Initial Public Offering Price” shall have the meaning ascribed thereto in Section 2.4 hereof.

“Insurance Amount” shall have the meaning ascribed thereto in Section 6.7(b) hereof.

“IRS” shall mean the Internal Revenue Service.

“ISO Certificate” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Loans” shall have the meaning ascribed thereto in Section 3.28(a) hereof.

“Material Adverse Effect” shall mean, with respect to any Person, a change or effect that is materially adverse to the business, results of operations or financial condition of such Person and its Subsidiaries taken as a whole; provided, however, that “Material Adverse Effect” shall not be deemed to include the impact of (a) changes, after the date hereof, in laws and regulations or interpretations thereof by Governmental Authorities generally applicable to depository institutions and their holding companies (including, without limitation, changes in state and federal tax law, and changes in insurance deposit assessment rates and special assessments with respect thereto) but not uniquely relating to Buyer or Seller, (b) changes, after the date hereof, in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, but not uniquely relating to Buyer or Seller, (c) actions and omissions of one party or any of its Subsidiaries taken with the prior written consent of the other party, (d) changes, after the date hereof, in general economic or market conditions affecting banks or their holding companies generally in the United States or in the State of Ohio, (e) the payment of any amounts due to, or the provision of any other benefits to, directors, officers or employees of the Seller and its Subsidiaries under employment contracts, employee benefit plans, severance agreements or other arrangements in existence as of the date hereof, (f) expenses incurred relating to this Agreement, the Conversion and the transactions contemplated thereby, and (g) changes resulting from the announcement of the Conversion and this Agreement and the transactions contemplated thereby.

“Materially Burdensome Regulatory Condition” shall have the meaning ascribed thereto in Section 6.1(c) hereof.

“Material Contract” shall mean any contract or agreement which is a “material contract” as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC.

“MGCL” shall mean the Maryland General Corporation Law, as amended.

“Merger” shall have the meaning ascribed thereto in the Preamble hereof.

“New Certificate” shall have the meaning ascribed thereto in Section 2.3(a) hereof.

“New Share” shall have the meaning ascribed thereto in Section 2.3(a) hereof.

“Non-Election” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Non-Election Shares” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Notice of Superior Proposal” shall have the meaning ascribed thereto in Section 6.2(c) hereof.

“Notice Period” shall have the meaning ascribed thereto in Section 6.2(f) hereof.

“OCC” shall mean the Office of the Comptroller of the Currency.

“Old Certificate” shall have the meaning ascribed thereto in Section 2.1(d) hereof.

“Old Share” shall have the meaning ascribed thereto in Section 2.1(d) hereof.

“OREO” shall mean Other Real Estate Owned.

“OTS” shall mean the Office of Thrift Supervision of the Department of Treasury.

“Permits” shall have the meaning ascribed thereto in Section 3.10 hereof.

“Person” shall mean any individual, corporation, partnership, joint venture, association, trust, unincorporated organization or other legal entity, or any governmental agency or political subdivision thereof.

“Post-Signing Returns” shall have the meaning specified in Section 5.5(b) hereof.

“Pre-Termination Acquisition Transaction Offer” shall have the meaning ascribed thereto in Section 8.2(b)(iv) hereof.

“Proxy Statement/Prospectus” shall have the meaning ascribed thereto in Section 6.5(a) hereof.

“Registration Statement” shall have the meaning ascribed thereto in Section 6.5(a) hereof.

“Requisite Affirmative Vote” shall have the meaning ascribed thereto in Section 4.4 hereof.

“Requisite Regulatory Approvals” shall have the meaning ascribed thereto in Section 7.1(b) hereof.

“RESPA” shall mean the Real Estate Settlement Procedures Act of 1974, as amended.

“SEC” shall mean the U.S. Securities and Exchange Commission.

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Seller” shall have the meaning ascribed thereto in the Preamble hereof.

“Seller Benefit Plans” shall have the meaning ascribed thereto in Section 4.14(a) hereof.

“Seller Common Stock” shall have the meaning ascribed thereto in Section 1.2 hereof.

“Seller Contracts” shall have the meaning ascribed to such term in Section 4.16 hereof.

“Seller Disclosure Schedule” shall mean the schedule delivered by Seller to Buyer setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations contained herein; provided, however, that the mere inclusion of an item in the Seller Disclosure Schedule as an exception to a representation shall not be deemed an admission by Seller that such item was required to be disclosed therein.

“Seller Finance Statements” shall have the meaning ascribed thereto in Section 4.5 hereof.

“Seller Insider” shall have the meaning ascribed thereto in Section 4.10 hereof.

“Seller Intellectual Property” shall have the meaning ascribed thereto in Section 4.23 hereof.

“Seller Option” shall have the meaning ascribed thereto in Section 2.7 hereof.

“Seller Other Plans” shall have the meaning ascribed thereto in Section 4.14(a) hereof.

“Seller Pension Plans” shall have the meaning ascribed thereto in Section 4.14(a) hereof.

“Seller Plans” shall have the meaning ascribed thereto in Section 4.14(a) hereof.

“Seller Shareholders Meeting” shall have the meaning ascribed thereto in Section 6.1(a) hereof.

“Seller Stock Option Plan” shall mean the equity-based compensation plans of the Seller.

“Seller Subsequent Determination” shall have the meaning ascribed thereto in Section 6.2(c) hereof.

“Stock Consideration” shall have the meaning ascribed thereto in Section 2.1(c) hereof.

“Shareholder Voting Agreements” shall have the meaning ascribed thereto in the Preamble hereof.

“Shortfall Number” shall have the meaning ascribed thereto in Section 2.1(f) hereof.

“Stock Conversion Number” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Stock Election” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Stock Election Number” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Stock Election Shares” shall have the meaning ascribed thereto in Section 2.1(e) hereof.

“Subsequent Acquisition” shall have the meaning ascribed thereto in Section 8.2(b)(iv) hereof.

“Subsequent Acquiror” shall have the meaning ascribed thereto in Section 8.2(b)(iv) hereof.

“Subsidiaries” shall mean, when used with reference to a party, any corporation or other organization, whether incorporated or unincorporated, of which such party or any other subsidiary of such party is a general partner (excluding partnerships the general partnership interests of which held by such party or any subsidiary of such party do not have a majority of the voting interests in such partnership) or serves in a similar capacity, or, with respect to such corporation or other organization, at least twenty percent (20%) of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

“Superior Proposal” shall have the meaning ascribed thereto in Section 6.2(f) hereof.

“Surviving Corporation” shall have the meaning ascribed thereto in Section 1.1 hereof.

“Tax” shall mean any federal, state, country, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, intangibles, social security, unemployment, disability, payroll, license, employee or other tax or levy, of any kind whatsoever, including any interest, penalties or additions to tax in respect of the foregoing and including any obligations to indemnify or otherwise assume or succeed to the Tax liability of any other Person.

“Tax Return” shall mean any return, declaration, report, claim for refund, information return or other document (including any related or supporting estimates, elections, schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Tax or the administration of any laws, regulations or administrative requirements relating to any Tax, whether disputed or not.

“Transaction Documents” shall mean this Agreement, the Shareholder Voting Agreements and the Affiliate Letters.

“Treasury Stock” shall mean shares of Seller Common Stock held (i) in the Seller’s treasury or (ii) by the Seller or by Buyer or any of its Subsidiaries, in each case other than in a fiduciary capacity (including custodial or agency).

“Trust Account Shares” shall have the meaning ascribed thereto in Section 2.1(d) hereof.

“U.S.” shall mean the United States.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Holding Company, the Buyer and the Seller have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

CENTURY COMMERCIAL BANCORP, INC.

By:	/s/ Jeffery J. Calabrese
Name:	Jeffery J. Calabrese
Title:	Chief Executive Officer

CENTURY BANK

By:	/s/ Jeffery J. Calabrese
Name:	Jeffery J. Calabrese
Title:	President and Chief Executive Officer

LIBERTY BANK, N.A.

By:	/s/ William A. Valerian
Name:	William A. Valerian
Title:	President and Chief Executive Officer